Exhibit 2.1

EXECUTION COPY

Confidential

AGREEMENT AND PLAN OF MERGER

by and among

IVANTI, INC.

OAHU MERGER SUB, INC.

and

MOBILEIRON, INC.

Dated as of September 26, 2020

Page

Article I. DEFINITIONS & INTERPRETATIONS	1

1.1	Certain Definitions	1
1.2	Additional Definitions	10
1.3	Certain Interpretations	12

Article II. THE MERGER	13

2.1	The Merger	13
2.2	The Effective Time	13
2.3	The Closing	14
2.4	Effect of the Merger	14
2.5	Certificate of Incorporation and Bylaws	14
2.6	Directors and Officers	14
2.7	Effect on Capital Stock	15
2.8	Equity Awards	16
2.9	Exchange of Certificates	18
2.10	No Further Ownership Rights in Company Common Stock	20
2.11	Lost, Stolen or Destroyed Certificates	20
2.12	Required Withholding	20
2.13	No Dividends or Distributions	21
2.14	Necessary Further Actions	21

Article III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	21

3.1	Organization; Good Standing	21
3.2	Corporate Power; Enforceability	21
3.3	Company Board Approval; Fairness Opinion; Anti-Takeover Laws	22
3.4	Requisite Stockholder Approval	22
3.5	Non-Contravention	22
3.6	Requisite Governmental Approvals	22
3.7	Company Capitalization	22
3.8	Subsidiaries	24
3.9	Company SEC Reports	24
3.10	Company Financial Statements; Internal Controls; Indebtedness	25
3.11	No Undisclosed Liabilities	25
3.12	Absence of Certain Changes	26
3.13	Material Contracts	26
3.14	Real Property	26
3.15	Environmental Matters	27
3.16	Intellectual Property	27
3.17	Tax Matters	29
3.18	Employee Plans	30
3.19	Labor Matters	31
3.20	Permits	32
3.21	Compliance with Laws	32
3.22	Legal Proceedings; Orders	32
3.23	Insurance	32
3.24	Related Person Transactions	32
3.25	Brokers	33
3.26	Trade Controls; FCPA	33

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(Continued)

Article IV. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	33

4.1	Organization; Good Standing	33
4.2	Power; Enforceability	34
4.3	Non-Contravention	34
4.4	Requisite Governmental Approvals	34
4.5	Legal Proceedings; Orders	34
4.6	Ownership of Company Capital Stock	34
4.7	Brokers	34
4.8	Operations of Parent and Merger Sub	35
4.9	No Parent Vote or Approval Required	35
4.10	Guaranty	35
4.11	Financing	35
4.12	Stockholder and Management Arrangements	35
4.13	Solvency	37
4.14	Exclusivity of Representations and Warranties	37

Article V. INTERIM OPERATIONS OF THE COMPANY	37

5.1	Affirmative Obligations	38
5.2	Forbearance Covenants	38
5.3	No Solicitation	38

Article VI. ADDITIONAL COVENANTS	41

6.1	Required Action and Forbearance; Efforts	45
6.2	Antitrust Filings	45
6.3	Proxy Statement and Other Required SEC Filings	46
6.4	Company Stockholder Meeting	47
6.5	Financing	48
6.6	Cooperation With Debt Financing	49
6.7	Anti-Takeover Laws	52
6.8	Access	55
6.9	Section 16(b) Exemption	55
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	55
6.11	Employee Matters	56
6.12	Obligations of Merger Sub	57
6.13	Notification of Certain Matters	58
6.14	Public Statements and Disclosure	58
6.15	Transaction Litigation	58
6.16	Stock Exchange Delisting; Deregistration	59
6.17	Additional Agreements	59
6.18	No Control of the Other Party’s Business	59
6.19	No Employment Discussions	59

Article VII. CONDITIONS TO THE MERGER	60

7.1	Conditions to Each Party’s Obligations to Effect the Merger	60
7.2	Conditions to the Obligations of Parent and Merger Sub	60
7.3	Conditions to the Company’s Obligations to Effect the Merger	61

Article VIII. TERMINATION, AMENDMENT AND WAIVER	61

8.1	Termination	61
8.2	Manner and Notice of Termination; Effect of Termination	63
8.3	Fees and Expenses	63
8.4	Amendment	66
8.5	Extension; Waiver	66
8.6	No Liability of Debt Financing Sources	66

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(Continued)

Article IX. GENERAL PROVISIONS	66

9.1	Survival of Representations, Warranties and Covenants	66
9.2	Notices	67
9.3	Assignment	68
9.4	Confidentiality	68
9.5	Entire Agreement	68
9.6	Third Party Beneficiaries	68
9.7	Severability	69
9.8	Remedies	69
9.9	Governing Law	70
9.10	Consent to Jurisdiction	70
9.11	WAIVER OF JURY TRIAL	71
9.12	Company Disclosure Letter References	71
9.13	Counterparts	71
9.14	No Limitation	71

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 26, 2020, by and among Ivanti, Inc., a Delaware corporation (“Parent”), Oahu Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and MobileIron, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I.

RECITALS

A.           The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (collectively with the other transactions contemplated by this Agreement, the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; and (iii) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger in accordance with the DGCL.

B.            Each of the board of directors of Parent and the board of directors of Merger Sub have (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.

C.            Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered (i) a guaranty (the “Guaranty”) from each of Icon Software Partners, L.P., a Delaware limited partnership, Icon Software Partners B, L.P., a Delaware limited partnership, TA XIII-A, L.P., a Delaware limited partnership, TA XIII-B, L.P., a Delaware limited partnership, and TA Investors XIII, L.P., a Delaware limited partnership (the “Guarantors”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Guarantors are guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement and (ii) a commitment letter between Parent and the Guarantors, pursuant to which the Guarantors have committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein (collectively with all exhibits, schedules, annexes and amendments thereto, the “Equity Commitment Letter”).

D.            Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I.
DEFINITIONS & INTERPRETATIONS

1.1           Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a)            “Acceleration Provision” means an individual’s right to receive accelerated vesting of any outstanding Company RSU, Company PSU or Company Option as set forth in an individual employment agreement or pursuant to the MobileIron, Inc. Severance Benefit Plan, in each case as set forth in Section 1.1(a) of the Company Disclosure Letter.

(b)           “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives named therein) that receive material non-public information of or with respect to the Company to keep such information confidential; provided, however, that, in the case of clause (ii), the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and Representatives named therein) than the terms of the Confidentiality Agreement (it being understood with respect to both clause (i) and clause (ii) that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal and that such agreement may permit the counterparty thereto to provide to its potential financing sources and Representatives any information provided to such counterparty).

(c)           “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

(d)           “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i)            any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons, whether from the Company or any other Person(s), of securities representing (or convertible into) more than 20% of the total outstanding voting power of the Company or Company Common Stock after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning (or having the right to convert into) more than 20% of the total outstanding voting power of the Company or Company Common Stock after giving effect to the consummation of such tender or exchange offer;

(ii)           any direct or indirect purchase, license or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets constituting or accounting for more than 20% of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(iii)           any merger, consolidation, business combination, recapitalization, reorganization, or other transaction involving the Company pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons would hold securities representing (or convertible into) more than 20% of the total outstanding voting power of the Company or Company Common Stock (or, in a merger in which the Company is a constituent corporation, of the surviving corporation or other surviving Person in such transaction) outstanding after giving effect to the consummation of such transaction.

(e)           “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

(f)           “Antitrust Law” means (i) the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other laws applicable to the Merger, whether in any domestic or foreign jurisdiction, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, or (ii) any laws applicable to the Merger designed or intended to screen, prohibit or regulate foreign investments based on public order or security criteria, the failure of which to comply (solely with respect to this subsection (ii)) would reasonably be expected to (a) have the effect of preventing the consummation of the Merger, or (b) have a material adverse effect on Parent, Merger Sub and their respective Subsidiaries.

(g)           “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company Group as of December 31, 2019 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2019.

(h)           “Business Day” means each day that is not a Saturday, Sunday or other day on which the Company is closed for business or the Federal Reserve Bank of San Francisco is closed.

(i)            “Code” means the Internal Revenue Code of 1986, as amended.

(j)            “Company Board” means the board of directors of the Company.

(k)           “Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

(l)            “Company Common Stock” means the Common Stock, par value $0.0001 per share, of the Company.

(m)          “Company Equity Plans” means the equity plans of the Company, which provide for the issuance of any Company Options, Company RSUs, Company PSUs or shares in respect of any Company Stock-Settled Bonus Plans, as set forth in Section 1.1(m) of the Company Disclosure Letter.

(n)           “Company Group” means the Company and its Subsidiaries.

(o)           “Company Intellectual Property” means any Intellectual Property that is owned by the Company Group.

(p)           “Company Material Adverse Effect” means any change, event, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, (A) is materially adverse to the business, financial condition or results of operations of the Company Group, taken as a whole; or (B) will prevent or materially impair the consummation by the Company of the Merger; provided, however, that, with respect to clause (A) only, none of the following, and no Effect arising out of or resulting from the following, by itself or when aggregated, will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i)            changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii)           changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)          changes in conditions in the industries in which the Company Group generally conducts business, including changes in conditions in the software industry;

(iv)          changes in regulatory, legislative, governmental, political, labor or social conditions in the United States or any other country or region in the world, including matters arising from or relating to the 2020 United States presidential election and the results thereof, or any governmental shutdown;

(v)           any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world;

(vi)          earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, and other force majeure events in the United States or any other country or region in the world;

(vii)         pandemics (including any escalation or general worsening of such pandemics since March, 2020);

(viii)        any Effect resulting from the announcement of this Agreement or the pendency of the Merger (including the identity of Parent or any of its Affiliates), including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees, suppliers, customers, partners, vendors or any other third Person;

(ix)          the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement;

(x)            any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing following the date hereof;

(xi)          changes or proposed changes in GAAP or other accounting standards or in any applicable laws or regulations (or the enforcement or interpretation of any of the foregoing), including the implementation of any such changes made prior to the date of this Agreement;

(xii)          changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiii)         any failure, in and of itself, by the Company Group to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiv)        the availability or cost of equity, debt or other financing to Parent or Merger Sub; and

(xv)         any Transaction Litigation or other Legal Proceeding threatened, made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board arising out of the Merger or any other transaction contemplated by this Agreement;

except, with respect to clauses (i), (ii), (iii), (iv), (v), (vi) and (xi), to the extent that such Effect has had a material and disproportionate adverse effect on the Company Group relative to other companies of a similar size operating in the industries in which the Company Group conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect.

(q)           “Company Options” means any options to purchase shares of Company Common Stock granted under any of the Company Equity Plans.

(r)            “Company Preferred Stock” means the Preferred Stock, par value $0.0001 per share, of the Company.

(s)           “Company PSUs” means any performance stock units granted under any of the Company Equity Plans.

(t)            “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, the Company Group.

(u)           “Company RSUs” means any restricted stock units granted under any of the Company Equity Plans.

(v)           “Company Stockholders” means the holders of shares of Company Capital Stock.

(w)           “Company Stock-Settled Bonus Plans” means the Company’s 2020 9-Month Non-Executive Bonus Plan, 2020 9-Month Executive Bonus Plan, 2020 3-Month Non-Executive Bonus Plan and 2020 3-Month Executive Bonus Plan.

(x)           “Compliant” means, with respect to the Required Financial Information, that (a) such Required Financial Information, does not contain any untrue statement of a material fact regarding the Company or any of its Subsidiaries or omit to state any material fact regarding the Company or any of its Subsidiaries necessary in order to make such Required Financial Information, in light of the circumstances under which the statements contained in the Required Financial Information are made, not misleading, (b) such Required Financial Information is compliant in all material respects with all requirements of Regulation S-X and Regulation S-K under the Securities Act applicable to offerings of debt securities on a registration statement on Form S-1 that are applicable to such Required Financial Information (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities), and (c) the independent registered public accountants of the Company have consented to or otherwise authorized to the use of their audit opinions related to any audited financial statements included in such Required Financial Information and have confirmed they are prepared to issue customary comfort letters upon the “pricing” of the debt securities included in the Debt Financing and throughout the period ending on the last Business Day of the Marketing Period (subject to the completion by such accountants of customary procedures relating thereto).

(y)           “Continuing Employees” means each individual who is an employee of the Company Group immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(z)           “Contract” means any written contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other binding agreement.

(aa)         “DOJ” means the United States Department of Justice or any successor thereto.

(bb)         “Environmental Law” means any applicable law or order relating to pollution, the protection of the environment (including ambient air, surface water, groundwater or land) or exposure of any Person with respect to Hazardous Substances or otherwise relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances, or the investigation, clean-up or remediation thereof.

(cc)         “ERISA” means the Employee Retirement Income Security Act of 1974.

(dd)         “Exchange Act” means the Securities Exchange Act of 1934.

(ee)         “FCPA” means the Foreign Corrupt Practices Act of 1977.

(ff)           “FTC” means the United States Federal Trade Commission or any successor thereto.

(gg)         “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(hh)         “Governmental Authority” means any government, governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal, arbitrator (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.

(ii)           “Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” including petroleum and petroleum products, polychlorinated biphenyls and friable asbestos.

(jj)           “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(kk)         “In-the-Money Company Options” means Company Options with an exercise price per share less than the Per Share Price.

(ll)           “Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case to the extent drawn and not reimbursed); (iv) liabilities pursuant to non-real estate capitalized leases; (v) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (vi) deferred purchase price liabilities related to past acquisitions; (vii) payment obligations arising in connection with earnouts or other similar contingent payment obligations under Contracts providing for past acquisitions; (viii) liabilities arising from any breach of any of the foregoing; and (ix) indebtedness of others guaranteed by the Company Group or secured by any lien or security interest on the assets of the Company Group.

(mm)       “Intellectual Property” means the rights associated with the following: (i) all United States and foreign patents and applications therefor (“Patents”); (ii) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world (“Copyrights”); (iii) trademarks, service marks, trade dress rights and similar designation of origin and rights therein (“Marks”); (iv) all rights in mask works, and all mask work registrations and applications therefor; (v) rights in trade secrets and confidential information; and (vi) any other intellectual property or proprietary rights or similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

(nn)         “IRS” means the United States Internal Revenue Service or any successor thereto.

(oo)         “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the individuals set forth on Section 1.1(oo)(A) of the Company Disclosure Letter, after reasonable inquiry of direct reports. “Knowledge” of Parent, with respect to any matter in question, means the actual knowledge of the individuals set forth on Section 1.1(oo)(B) of the Company Disclosure Letter, after reasonable inquiry of direct reports.

(pp)        “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, investigation (to the Knowledge of the Company, as used in relation to the Company) or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(qq)      “Marketing Period” means the first period of fifteen (15) consecutive Business Days (provided that (1) if such period has not ended on or prior to December 18, 2020, then such fifteen (15) Business Day period shall commence no earlier than January 4, 2021 and (2) such period shall not be required to be consecutive to the extent it would include November 25, 2020 or November 27, 2020 (which dates set forth in this clause (2) shall be excluded for purposes of, but shall not reset, the period)) commencing on the later of (x) the date that Parent receives the Required Financial Information and the Required Financial Information is Compliant (the “Required Financial Information Delivery Date”) and (y) the date that the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing), during which period (a) such information is and remains Compliant and (b) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 or Section 7.2 to fail to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing), assuming that the Closing Date were to be scheduled for any time during such period; it being understood and agreed that when the Company in good faith reasonably believes that it has delivered the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Required Financial Information Delivery Date shall be deemed to have occurred on the date specified in such notice, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Financial Information and, within two (2) Business Days after receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Company has not delivered). Notwithstanding the foregoing, the (i) Marketing Period shall not commence and shall be deemed not to have commenced if, prior to the completion of such fifteen (15) consecutive Business Day period (A) the auditor for the Company and its Subsidiaries shall have withdrawn any audit opinion with respect to any audited financial statements contained in the Required Financial Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the auditor or another independent public accounting firm reasonably acceptable to Parent, (B) the financial statements included in the Required Financial Information that are available to Parent on the first day of the Marketing Period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X under the Securities Act (as defined below) to permit a registration statement of the Company using such financial statements to be declared effective by the SEC (as defined below) on the last day of such period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Financial Information that would be required under Rule 3-12 of Regulation S-X under the Securities Act to permit a registration statement of the Company using such financial statements to be declared effective by the SEC on the last day of such new period, (C) the Company, its Subsidiaries or any of its or their respective Affiliates issues a public statement indicating its intent to, or determine that it is required to, restate any financial statements of the Company included in the Required Financial Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements included in the Required Financial Information have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP, and (ii) the Marketing Period shall end on any earlier date prior to the expiration of the fifteen (15) consecutive Business Day period described above if the Debt Financing is consummated on such earlier date.

(rr)        “Material Contract” means any of the following Contracts:

(i)            any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company Group, taken as a whole, and not otherwise specified in a sub-clause of this definition;

(ii)           any material Contract with any of the 20 largest customers (excluding any channel partners and telecom carrier partners) of the Company Group, taken as a whole, determined on the basis of revenues attributable to such customers for the trailing 12-month period ending July 31, 2020 (the “Material Customers”);

(iii)          any material Contract with any of the top ten vendors to the Company Group, taken as a whole, determined on the basis of expenditures by the Company Group, taken as a whole, for the trailing 12-month period ending July 31, 2020;

(iv)          any material Contract with any of the top ten channel partners (who are not telecom carrier partners) of the Company Group, taken as a whole, determined on the basis of revenue received by the Company Group, taken as a whole, in respect of such channel partners for the trailing 12-month period ending July 31, 2020;

(v)           any material Contract with any of the top ten telecom carrier partners (who are not channel partners) of the Company Group, taken as a whole, determined on the basis of revenue received by the Company Group, taken as a whole, in respect of such telecom carrier partners for the trailing 12-month period ending July 31, 2020;

(vi)          any Contract containing any covenant or other provision (A) limiting the right of the Company Group to engage in any material line of business or to compete with any Person in any line of business that is material to the Company; (B) prohibiting the Company Group from engaging in any business with any Person or levying a fine, charge or other payment for doing so; or (C) containing and limiting the right of the Company Group pursuant to any “most favored nation” or “exclusivity” provisions, in each case of the above other than any such Contracts that (1) may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less, or (2) are not material to the Company Group, taken as a whole;

(vii)         any Contract (A) relating to the disposition or acquisition of assets by the Company Group with a value greater than $5,000,000 after the date hereof other than in the ordinary course of business; or (B) pursuant to which the Company Group will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company;

(viii)        any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit or other Indebtedness, in each case in excess of $5,000,000 other than (A) accounts receivables and payables in the ordinary course of business; (B) loans to Subsidiaries of the Company in the ordinary course of business; and (C) extensions of credit to customers in the ordinary course of business; and

(ix)           any Contract that involves a joint venture entity, limited liability company or legal partnership (excluding, for avoidance of doubt, reseller agreements and other commercial agreements that do not involve the formation of an entity with any third Person).

(ss)       “Nasdaq” means The Nasdaq Stock Market and any successor stock exchange.

(tt)        “Offering Documents” means prospectuses, private placement memoranda, information memoranda and packages and lender and investor presentations, in connection with the Debt Financing.

(uu)       “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests that are not yet due or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable law (other than Tax law); (v) pledges or deposits to secure obligations pursuant to workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade Contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use or value of the applicable property owned, leased, used or held for use by the Company Group; (viii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports filed as of the date hereof; (ix) licenses to Company Intellectual Property; (x) any other liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, have a material effect on the Company Group, taken as a whole; (xi) statutory, common law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company Group; (xii) liens required under the Indebtedness of the Company or its Subsidiaries in existence as of the date hereof and delivered or made available to Parent prior to the date hereof, or incurred as expressly permitted under this Agreement, in each case as security for such Indebtedness, or (xiii) liens (or other encumbrances of any type) that could not reasonably be expected to have a Company Material Adverse Effect.

(vv)       “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(ww)     “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); and (iii) registered Copyrights and applications for Copyright registration.

(xx)          “Required Financial Information means (a) the audited consolidated balance sheets and consolidated statements of income and cash flows of the Company as of and for the fiscal year ended December 31, 2019, and if the Closing Date occurs after February 11, 2021 and the Marketing Period has not been completed prior to such date, the audited consolidated balance sheet and consolidated statements of income and cash flows of the Company for the fiscal year ended December 31, 2020, (b) unaudited consolidated balance sheets and statements of income, stockholders’ equity and cash flows of the Company as of and for each of the fiscal quarters that is not a fiscal year-end after the date of the most recent financial statements delivered pursuant to the foregoing clause (a) and ended at least 45 days before the Closing Date which unaudited quarterly financial statements have been reviewed by the Company’s independent auditors as provided in the procedures specified by AICPA AU-C Section 930, and (c) unaudited financial information and data derived from the historical books and records of the Company and its Subsidiaries that are reasonably requested by Parent in writing and required to permit Parent to prepare the pro forma combined balance sheet and the related consolidated statements of income and cash flows required pursuant to paragraph 5 of the Debt Commitment Letter as in effect as of the date hereof, and provided that Parent shall be solely responsible for the preparation of any pro forma financial statements and pro forma adjustments giving effect to the transactions contemplated hereby for use in connection with the Debt Financing.

(yy)      “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(zz)       “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(aaa)    “Securities Act” means the Securities Act of 1933, as amended.

(bbb)   “Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

(ccc)    “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing and whether such proposal is subject to a due diligence condition) and the identity of the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board (or a committee thereof) deems relevant, would be, or is reasonably expected to be, in each case if consummated, more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger and the terms set forth in this Agreement (taking into account any binding offers to make revisions to this Agreement (including any price terms) and the other agreements contemplated by this Agreement made or proposed in writing by Parent in accordance with the timeframes set forth in Section 5.3). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ddd)   “Tax” means any United States federal, state, local and non-United States taxes, assessments and similar governmental charges and impositions in the nature of taxes (including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation and value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts).

(eee)    “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to or regarding the Merger or any other transaction contemplated by this Agreement, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement, any Other Required Company Filing or any other communications to the Company Stockholders, other than any Legal Proceedings among the Parties or with the Financing Sources related to this Agreement, the Guaranty, or the Equity Commitment Letter.

(fff)      “Vested Company Option” means a Company Option that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Effective Time or that vests solely as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company, the Company Board or a committee thereof, including to the extent that any other conditions for vesting have been satisfied on, prior to or in connection with the Effective Time).

(ggg)   “Vested Company PSU” means a Company PSU that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Effective Time or that vests solely as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company, the Company Board or a committee thereof, including to the extent that any other conditions for vesting have been satisfied on, prior to or in connection with the Effective Time).

(hhh)   “Vested Company RSU” means a Company RSU that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Effective Time or that vests solely as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company, the Company Board or a committee thereof, including to the extent that any other conditions for vesting have been satisfied on, prior to or in connection with the Effective Time).

(iii)          “WARN” means the United States Worker Adjustment and Retraining Notification Act and any similar foreign, state or local law, regulation or ordinance.

(jjj)       “Willful Breach” means a material breach or failure to perform that is the consequence of an act or omission of a Party with the knowledge that such act or omission would, or would be reasonably expected to, cause a material breach of this Agreement, the Guaranty or the Debt Commitment Letter or the Equity Commitment Letter. For the avoidance of doubt, failure by Parent or Merger Sub to consummate the Merger when all of the conditions thereto (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived shall constitute a “Willful Breach” for purposes of this Agreement.

1.2           Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Accelerating Option	2.8(c)(ii)
Accelerating Option Consideration	2.8(c)(ii)
Accelerating PSU	2.8(b)(ii)
Accelerating PSU Consideration	2.8(b)(ii)
Accelerating RSU	2.8(a)(ii)
Accelerating RSU Consideration	2.8(a)(ii)
Advisor	3.3(b)
Agreement	Preamble
Alternative Acquisition Agreement	5.3(a)
Bonus Plan	6.11(d)
Bylaws	3.1
Capitalization Date	3.7(a)
Certificate of Merger	2.2
Certificates	2.9(c)
Charter	2.5(a)
Chosen Courts	9.11(a)
Closing	2.3

Term	Section Reference
Closing Date	2.3
Collective Bargaining Agreement	3.19(a)
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(c)(i)
Company Disclosure Letter	Article III
Company Liability Limitation	8.3(f)(i)
Company Plans	6.11(a)
Company Related Parties	8.3(f)(i)
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Stockholder Meeting	6.4(a)
Company Termination Fee	8.3(b)(i)
Confidentiality Agreement	9.4
Consent	3.6
Copyrights	1.1(mm)
D&O Insurance	6.10(c)
Debt Financing	4.11(b)
DGCL	Recitals
Dissenting Company Shares	2.7(c)(i)
DTC	2.9(d)
Effect	1.1(p)
Effective Time	2.2
Electronic Delivery	9.14
Employee Plans	3.18(a)
Enforceability Limitations	3.2
Equity Commitment Letter	Recitals
Equity Financing	4.11(a)
ERISA Affiliate	3.18(a)
ESPP	2.8(a)
Exchange Fund	2.9(b)
Financing Sources	4.11(b)
Guarantors	Recitals
Guaranty	Recitals
Indemnified Parties	6.10(a)
International Employee Plans	3.18(a)
Intervening Event	5.3(d)(i)
IP Contracts	3.16(e)
Lease	3.14(b)
Leased Real Property	3.14(b)
Marks	1.1(mm)
Material Customers	1.1(rr)(ii)
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Sub	Preamble
Notice Period	5.3(d)(ii)(2)
Other Required Company Filing	6.3(b)
Owned Company Shares	2.7(a)(iii)
Option Consideration	2.8(c)
Parent	Preamble
Parent Related Parties	8.3(f)(i)
Party	Preamble
Patents	1.1(mm)
Payment Agent	2.9(a)
Per Share Price	2.7(a)(ii)

Term	Section Reference
Permits	3.20
Proxy Statement	6.3(a)
Recent SEC Reports	Article III
Reimbursement Obligations	6.6(f)
Representatives	5.3(a)
Required Financial Information Delivery Date	1.1(qq)
Requisite Stockholder Approval	3.4
RSU Consideration	2.8(a)
Sublease	3.14(c)
Surviving Corporation	Article II
Tax Returns	3.17(a)
Termination Date	8.1(c)
Trade Control Laws	3.26(a)(i)
Uncertificated Shares	2.9(c)

1.3           Certain Interpretations.

(a)           When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b)           When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c)           Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)           The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)           When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f)            The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g)           When reference is made to any party to this Agreement or any other agreement or document, such reference includes such party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h)            Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.

(i)            When used herein, references to “ordinary course” or “ordinary course of business” will be construed to mean “ordinary course of business, consistent with past practices”.

(j)            A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in that Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time.

(k)            All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(l)            The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m)          The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following May 18 is June 18 and one month following May 31 is July 1).

(n)           The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o)           No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(p)           The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of law or breach of Contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement.

(q)           The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

(r)            Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been posted to a virtual data room managed by the Advisor via a Merrill Datasite prior to 4:00 p.m. Pacific time on September 25, 2020.

Article II.

THE MERGER

2.1           The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2           The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3          The Closing. The consummation of the Merger will take place at a closing (the “Closing”) to occur at (a) 7:00 a.m. (Eastern Time), remotely by exchange of documents and signatures (or their electronic counterparts), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the second Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms can only be satisfied or waived at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. Notwithstanding the foregoing, subject to Article VIII, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms can only be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions at such time), then the Closing shall instead occur on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (a) any Business Day as may be specified by Parent on no less than two (2) Business Days’ prior notice to the Company and (b) subject to Section 8.1(c), one (1) Business Day following the final day of the Marketing Period. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4          Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5          Certificate of Incorporation and Bylaws.

(a)           Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 6.10(b), the Amended and Restated Certificate of Incorporation of the Company, as amended (the “Charter”), will be amended and restated in its entirety to read substantially identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation; provided, however, that at the Effective Time the certificate of incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation will be “MobileIron, Inc.”.

(b)           Bylaws. At the Effective Time, subject to the provisions of Section 6.10(b), the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6          Directors and Officers.

(a)           Directors. At the Effective Time, the directors of Merger Sub as of immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b)           Officers. At the Effective Time, the officers of Merger Sub as of immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

2.7          Effect on Capital Stock.

(a)           Capital Stock. Unless otherwise mutually agreed by the Parties or by Parent and the applicable holder, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:

(i)            each share of common stock, par value $0.0001 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii)           each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $7.05, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11); and

(iii)          each share of Company Common Stock that is (A) held by the Company as treasury stock; (B) owned by Parent or Merger Sub; or (C) owned by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b)            Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

(c)            Statutory Rights of Appraisal.

(i)            Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price pursuant to this Section 2.7. Such Company Stockholders will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Price, without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.9.

(ii)           The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) the opportunity to participate in all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares. For purposes of this Section 2.7(c)(ii), “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such demands but will not be afforded any decision-making power or other authority over such demands except for the payment, settlement or compromise consent set forth above.

2.8          Equity Awards.

(a)            Company RSUs. Unless otherwise agreed to by the Parties, at the Effective Time, by virtue of the Merger, the Company RSUs that are unexpired, unexercised and outstanding as of immediately prior to the Effective Time shall be treated as follows:

(i)            Vested Company RSUs. Each Vested Company RSU shall be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (A) the aggregate number of shares of Company Common Stock subject to the Vested Company RSU, multiplied by (B) the Per Share Price, subject to any required withholding of Taxes (the “RSU Consideration”).

(ii)           Accelerating RSUs. Each Company RSU that is not a Vested Company RSU but that is subject to an Acceleration Provision (an “Accelerating RSU”) shall be cancelled and automatically converted into the right to receive an amount in cash equal to the RSU Consideration the holder of the Accelerating RSU would have received had the Accelerating RSU been a Vested Company RSU (the “Accelerating RSU Consideration”), provided that the payment of the Accelerating RSU Consideration shall be made at the same time(s) that the Accelerating RSUs would have vested in accordance with their terms and will remain subject to the holder of the Accelerating RSUs remaining in continuous service with Parent, the Surviving Corporation or any of its Subsidiaries through each such vesting date (provided that any terms and conditions relating to accelerated vesting upon a termination of the holder’s employment in connection with or following the Merger shall continue to apply to the Accelerating RSU Consideration). The holder of the Accelerating RSU must execute and allow to become effective an Accelerating RSU Agreement in a form that is reasonably agreed to, before the Closing, by the Company and Parent.

(iii)          Unvested Company RSUs. Each Company RSU that is not a Vested Company RSU or an Accelerating RSU shall be cancelled for no consideration effective as of the Effective Time (but subject to the consummation of the Merger).

(b)          Company PSUs. Unless otherwise agreed to by the Parties, at the Effective Time, by virtue of the Merger, the Company PSUs that are unexpired, unexercised and outstanding as of immediately prior to the Effective Time shall be treated as follows:

(i)            Vested Company PSUs. Each Vested Company PSU, including the portion of any Company PSU that would have accelerated by its terms upon a change in control during the relevant performance period, shall be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (A) the maximum number of target shares of Company Common Stock subject to the Vested Company PSU, multiplied by (B) the Per Share Price, subject to any required withholding of Taxes (the “PSU Consideration”).

(ii)           Accelerating PSUs. Each Company PSU that is not a Vested Company PSU but that is subject to an Acceleration Provision (an “Accelerating PSU”) shall be cancelled and automatically converted into the right to receive an amount in cash equal to the PSU Consideration the holder of the Accelerating PSU would have received had the Accelerating PSU been a Vested Company PSU (the “Accelerating PSU Consideration”), provided that the payment of the Accelerating PSU Consideration shall be made at the same time(s) that the Accelerating PSUs would have vested in accordance with their terms and will remain subject to the holder of the Accelerating PSUs remaining in continuous service with Parent, the Surviving Corporation or any of its Subsidiaries through each such vesting date (provided, that any terms and conditions relating to accelerated vesting upon a termination of the holder’s employment in connection with or following the Merger shall continue to apply to the Accelerating PSU Consideration). The holder of the Accelerating PSU must execute and allow to become effective an Accelerating PSU Agreement in a form that is reasonably agreed to, before the Closing, by the Company and Parent.

(iii)          Unvested Company PSUs. Each Company PSU that is not a Vested Company PSU or an Accelerating PSU shall be cancelled for no consideration effective as of the Effective Time (but subject to the consummation of the Merger).

(c)          Company Options. Unless otherwise agreed to by the Parties, at the Effective Time, by virtue of the Merger, the Company Options that are unexpired, unexercised and outstanding as of immediately prior to the Effective Time shall be treated as follows:

(i)             Vested Options. Each Vested Company Option shall be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (A) the aggregate number of shares of Company Common Stock subject to such Company Option, multiplied by (B) the excess, if any, of the Per Share Price over the applicable per share exercise price under such Vested Company Option, subject to any required withholding of Taxes (the “Option Consideration”).

(ii)            Accelerating Options. Each Company Option that is not a Vested Company Option but that is subject to an Acceleration Provision (an “Accelerating Option”) shall be cancelled and automatically converted into the right to receive an amount in cash equal to the Option Consideration the holder of the Accelerating Option would have received had the Accelerating Option been a Vested Company Option (the “Accelerating Option Consideration”), provided that the payment of the Accelerating Option Consideration shall be made at the same time(s) that the Accelerating Options would have vested in accordance with their terms and will remain subject to the holder of the Accelerating Options remaining in continuous service with Parent, the Surviving Corporation or any of its Subsidiaries through each such vesting date (provided, that any terms and conditions relating to accelerated vesting upon a termination of the holder’s employment in connection with or following the Merger shall continue to apply to the Accelerating Option Consideration). The holder of the Accelerating Option must execute and allow to become effective an Accelerating Option Agreement in a form that is reasonably agreed to, before the Closing, by the Company and Parent.

(iii)           Unvested Options. Each Company Option that is not a Vested Company Option or an Accelerating Option shall be cancelled for no consideration effective as of the Effective Time (but subject to the consummation of the Merger). Notwithstanding the foregoing, if the per share exercise price of any Company Option that is outstanding as of immediately prior to the Effective Time is equal to or greater than the Per Share Price, such Company Option shall be cancelled immediately upon the Effective Time pursuant to this Section 2.8(c) without payment or consideration.

(d)          [Reserved.]

(e)          Payment Procedures.

(i)             The Surviving Corporation shall pay on the first administratively practicable payroll date after the Closing Date (but in no event later than fifteen days after the Closing Date) the aggregate Option Consideration, RSU Consideration and PSU Consideration, as applicable, net of any applicable withholding Taxes, payable with respect to each of the Vested Company Options, Vested Company RSUs and Vested Company PSUs through, to the extent applicable, the Surviving Corporation’s payroll (subject to any required Tax withholdings) to the applicable holders of such Vested Company Options, Vested Company RSUs and Vested Company PSUs. Notwithstanding the foregoing, if any payment owed to a holder of Vested Company Options, Vested Company RSUs and Vested Company PSUs pursuant to Section 2.8(a), Section 2.8(b) or Section 2.8(c), as applicable, cannot be made through the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder, which check will be sent by overnight courier to such holder promptly following the Closing Date (but in no event later than the first payroll date following thirty days after the Closing Date).

(ii)            The Surviving Corporation shall pay on the first administratively practicable payroll date following all or any portion of the Accelerating PSU Consideration, Accelerating RSU Consideration or Accelerating Option Consideration becomes due and payable, the portion of the Accelerating PSU Consideration, Accelerating RSU Consideration or Accelerating Option Consideration net of any applicable withholding Taxes, payable through, to the extent applicable, the Surviving Corporation’s payroll (subject to any required Tax withholding) to the applicable individual entitled to such payment. Notwithstanding the foregoing, if any portion of the Accelerating PSU Consideration, Accelerating RSU Consideration or Accelerating Option Consideration cannot be made through the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder, which check will be sent by overnight courier to such holder promptly following the first administratively practicable date following the applicable vesting date.

(f)           Further Actions. The Company will take all action necessary to effect the cancellation of Company RSUs, Company PSUs, and Company Options upon the Effective Time and to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). All Company Equity Plans will terminate as of the Effective Time, and the provisions in any other Employee Plan or Contract providing for the issuance or grant of any other interest in respect of the capital stock of the Company Group will be cancelled as of the Effective Time, and the Company will take all action necessary to effect the foregoing. Following the Effective Time no participant in any Company Equity Plan or other Employee Plan or party to any Contract providing for the issuance or grant of any other interest in respect of the capital stock of the Company Group will have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any of their respective Subsidiaries, and no promise or commitment to grant Company Options, Company RSUs or Company PSUs or any other security of the Company will remain outstanding.

(g)          Treatment of Employee Stock Purchase Plan. With respect to the Company’s 2014 Employee Stock Purchase Plan (the “ESPP”), as soon as practicable following the date hereof, the Company Board (or a committee thereof) will adopt resolutions or take other actions as may be required to provide that each individual participating in an Offering Period (as defined in the ESPP) in progress on the date hereof will not be permitted to (i) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect as of the date hereof; or (ii) make separate non-payroll contributions to the ESPP on or following the date hereof, except as may be required by applicable law. No individual who is not participating in the ESPP with respect to any current Offering Period as of the date hereof will be allowed to commence participation in the ESPP following the date hereof. From and after the date hereof, the Company Board shall take all actions necessary to ensure that no new Offering Period or purchase period will commence pursuant to the ESPP after the date hereof. Prior to the Effective Time, the Company will take all action that may be necessary to, effective upon the consummation of the Merger, (A) cause any Offering Period that would otherwise be outstanding at the Effective Time to terminate no later than five days prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the shortened Offering Period, but otherwise treat any shortened Offering Period as a fully effective and completed Offering Period for all purposes pursuant to the ESPP; and (C) cause the exercise (as of no later than one Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP. On such exercise date, the Company will apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company will terminate the ESPP.

2.9          Exchange of Certificates.

(a)          Payment Agent. Prior to the Closing, Parent will (i) select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b)          Exchange Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Exchange Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent will, or will cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Exchange Fund will be payable to Parent or the Surviving Corporation, as Parent directs.

(c)          Payment Procedures. Promptly (and in any event within three Business Days) following the Effective Time, Parent and the Surviving Corporation will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Certificates”); and (ii) uncertificated shares of Company Common Stock that represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) (the “Uncertificated Shares”) (A) a letter of transmittal which shall be in a form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent), and shall have such other customary provisions, as Parent and the Company mutually agree prior to the Effective Time; and (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Per Share Price payable in respect thereof pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificate; by (y) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered will forthwith be cancelled. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares; by (2) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered will be cancelled. The Payment Agent will accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price, without interest thereon, payable in respect thereof pursuant to Section 2.7. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7.

(d)          DTC Payment. Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that (i) if the Closing occurs at or prior to 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit to DTC or its nominees on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time; multiplied by (B) the Per Share Price (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit the DTC Payment to DTC or its nominees on the first Business Day after the Closing Date.

(e)          Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company, or if the Per Share Price is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate, or established to the reasonable satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable. Payment of the applicable Per Share Price with respect to Uncertificated Shares will only be made to the Person in whose name such Uncertificated Shares are registered.

(f)           No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)          Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 will thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar laws), solely as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares at the date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal Representatives) previously entitled thereto.

2.10        No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Share Price payable therefor in accordance with Section 2.7(a), or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(c). The Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11        Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12        Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation will be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company RSUs, Company PSUs, or Company Options such amounts as are required to be deducted or withheld therefrom pursuant to any Tax laws. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. With respect to withholdings from the consideration otherwise payable pursuant to this Agreement to any Company Stockholder, prior to the Effective Time, Parent or the Payment Agent, as appropriate, shall provide notice to the Company upon becoming aware of any such withholding obligation and shall reasonably cooperate with the Company to obtain reduction of or relief from such withholding.

2.13        No Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

2.14        Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Surviving Corporation shall be fully authorized to take all such lawful and necessary action.

Article III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2017 and prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature) (the “Recent SEC Reports”) (it being (i) understood that any matter disclosed in any Recent SEC Report will be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent that it is reasonably apparent on the face of such disclosure in such Recent SEC Report that it is applicable to such section of the Company Disclosure Letter; and (ii) acknowledged that nothing disclosed in the Recent SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 3.7); or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date hereof (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1          Organization; Good Standing. The Company (a) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Amended and Restated Bylaws of the Company (the “Bylaws”), each as amended to date. The Company is not in violation of the Charter or the Bylaws, except for such violations that would not reasonably be expected to have a Company Material Adverse Effect.

3.2          Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations hereunder; or (iii) except for the receipt of the Requisite Stockholder Approval, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (the “Enforceability Limitations”).

3.3          Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)          Company Board Approval. The Company Board has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger in accordance with the DGCL; and (iv) directed that this Agreement be submitted to the Company Stockholders for adoption (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof.

(b)          Fairness Opinion. The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of its financial advisor, Barclays Capital Inc. (the “Advisor”), to the effect that, as of the date of such opinion, and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, from a financial point of view, the Per Share Price to be offered to the the holders of shares of Company Common Stock pursuant to this Agreement in connection with the Merger, is fair to such holders (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub).

(c)          Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, no action is necessary for the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law to not be applicable to the Merger.

3.4          Requisite Stockholder Approval. The affirmative vote of the holders of a majority of the voting power of the outstanding shares of Company Common Stock entitled to vote on the Merger (the “Requisite Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock that is necessary pursuant to applicable law, the Charter or the Bylaws to adopt this Agreement and consummate the Merger.

3.5          Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the Charter or the Bylaws; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any law or order applicable to the Company Group or by which any of its properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company Group, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not reasonably be expected to have a Company Material Adverse Effect.

3.6          Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company (a) in connection with the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any Antitrust Laws required to satisfy the condition set forth in Section 7.1(b); (iv) such filings and approvals set forth in Section 3.6 of the Company Disclosure Letter; and (v) such other Consents the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect.

3.7         Company Capitalization.

(a)         Capital Stock. The authorized capital stock of the Company consists of (i) 10,000,000 shares of Company Preferred Stock; and (ii) 300,000,000 shares of Company Common Stock. As of 5:00 p.m., Pacific time, on September 24, 2020 (such time and date, the “Capitalization Date”):

(A)          118,555,029 shares of Company Common Stock were issued and outstanding (which excludes the shares of Company Common Stock relating to the Company RSUs, Company PSUs, Company Stock-Settled Bonus Plan awards, and Company Options referred to in clauses (x), (y) and (z) of Section 3.7(b));

(B)           no shares of Company Preferred Stock were issued and outstanding; and

(C)           no shares of Company Capital Stock were held by the Company as treasury shares.

All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. From the Capitalization Date to the date hereof, the Company has not issued or granted any Company Securities other than pursuant to the exercise or settlement of Company RSUs, Company PSUs, or Company Options granted prior to the Capitalization Date.

(b)          Stock Reservation. As of the Capitalization Date, the Company has reserved:

(A)          1,948,849 shares of Company Common Stock for issuance pursuant to the Company Equity Plans that are unallocated and remain available for issuance, and

(B)           385,094 shares of Company Common Stock for purchase under the ESPP.

As of the Capitalization Date, there were outstanding:

(x)           Company RSUs and Company PSUs representing the right to receive up to 13,371,996 shares of Company Common Stock, and

(y)             (z)     Company Options to acquire 2,235,776 shares of Company Common Stock, of which 1,781,451 shares of Company Common Stock are In-the-Money Company Options with a weighted average exercise price of $4.64.

Following the Capitalization Date, up to an additional 625,000 shares of Company Common Stock will be available for purchase under the current Offering Period under the ESPP.

(c)         Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date there were (i) other than the Company Common Stock, no outstanding shares of capital stock of, or other equity or voting interest in, the Company; (ii) no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Capital Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock. The Company does not have a stockholder rights plan in effect.

(d)          Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8          Subsidiaries.

(a)         Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name, jurisdiction of organization, and schedule of stockholders (other than the Company Group) of each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to date. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not reasonably be expected to have a Company Material Adverse Effect.

(b)          Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) except for director’s qualifying or similar shares, is owned, directly or indirectly, by the Company, free and clear of all liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date hereof.

(c)          Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company Group to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries.

(d)          Other Investments. Other than equity securities held in the ordinary course of business for cash management purposes, the Company does not own or hold the right to acquire any equity securities, ownership interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any other Person.

3.9         Company SEC Reports. Since January 1, 2019, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable laws prior to the date hereof (the “Company SEC Reports”). Each Company SEC Report complied, as of its filing date, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

3.10       Company Financial Statements; Internal Controls; Indebtedness.

(a)          Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company Group filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present, in all material respects, the consolidated financial position of the Company Group as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments). Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b)         Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2019, and such assessment concluded that such system was effective. Since January 1, 2019, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c)          Internal Controls. The Company has established and maintains a system of internal accounting controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company Group are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company Group that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company Group. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports.

(d)          Indebtedness. Section 3.10(d) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company Group as of the date hereof, other than Indebtedness reflected in the Audited Company Balance Sheet or otherwise included in the Company SEC Reports.

3.11        No Undisclosed Liabilities. The Company Group has no liabilities of a nature required to be reflected or reserved against on a balance sheet (or the notes thereto) prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company Group (including the notes thereto) included in the Company SEC Reports filed prior to the date hereof; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business on or after July 1, 2020; or (d) that would not reasonably be expected to have a Company Material Adverse Effect.

3.12        Absence of Certain Changes.

(a)          No Company Material Adverse Effect. Since July 1, 2020 through the date hereof, (i) the business of the Company Group has been conducted, in all material respects, in the ordinary course of business and (ii) there has not occurred a Company Material Adverse Effect.

(b)          Forbearance. From July 1, 2020 through the date hereof, the Company has not taken any action that would be prohibited by Section 5.2 (other than subsections 5.2(c), 5.2(i), 5.2(j), 5.2(n), 5.2(o), and 5.2(s) (to the extent related to the foregoing subsections)), if taken or proposed to be taken after the date hereof.

3.13        Material Contracts.

(a)          List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts to or by which the Company Group is a party or is bound as of the date hereof (other than any Material Contracts contemplated by clause (i) of the definition of Material Contract and any Material Contracts listed in Section 3.18(a) of the Company Disclosure Letter), and a true, correct and complete copy of each such Material Contract has been made available to Parent.

(b)         Validity. As of the date hereof, each Material Contract listed on Section 3.13(a) of the Company Disclosure Letter is valid and binding on the Company or each such Subsidiary of the Company party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except for such failures to be in full force and effect that would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any such Material Contract by the Company Group, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not reasonably be expected to have a Company Material Adverse Effect.

(c)          Notices from Material Customers. To the Knowledge of the Company, since the date of the Audited Company Balance Sheet to the date hereof, the Company has not received any notice in writing from or on behalf of any Material Customer indicating that such Material Customer intends to terminate, or not renew, any Material Contract listed on Section 3.13(a) of the Company Disclosure Letter with such Material Customer.

3.14        Real Property.

(a)          Owned Real Property. The Company Group does not own any real property.

(b)          Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date hereof, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company Group uses or occupies, or has the right to use or occupy, now or in the future, any real property in excess of 10,000 square feet (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”). The Company has made available to Parent true, correct and complete copies of all Leases (including all material modifications, amendments and supplements thereto). With respect to each Lease and except as would not have a Company Material Adverse Effect or materially and adversely affect the current use by the Company or its Subsidiaries of the Leased Real Property, (i) to the Knowledge of the Company, there are no disputes with respect to such Lease; (ii) the Company or one of its Subsidiaries has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and (iii) there are no liens (other than Permitted Liens) on the estate or interest created by such Lease. The Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all liens (other than Permitted Liens). Neither the Company Group, nor to the Knowledge of the Company, any other party to the Lease is in material breach of or material default pursuant to any Lease.

(c)          Subleases. Section 3.14(c) of the Company Disclosure Letter contains a true, correct and complete list of all of the existing material subleases, licenses or similar agreements (each, a “Sublease”) granting to any Person, other than the Company Group, any right to use or occupy, now or in the future, the Leased Real Property. With respect to each of the Subleases, to the Knowledge of the Company, (i) there are no disputes with respect to such Sublease; (ii) the other party to such Sublease is not an Affiliate of, and otherwise does not have any economic interest in, the Company Group.

3.15        Environmental Matters. Except as would not have a Company Material Adverse Effect, none of the members of the Company Group (a) has received any written notice alleging that the Company or any Subsidiary has violated, or has any liability under, any applicable Environmental Law; (b) has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed, or arranged for the disposal, of any Hazardous Substances in violation of any applicable Environmental Law; (c) has exposed any employee or other Person to Hazardous Substances in violation of or in a manner giving rise to liability under any applicable Environmental Law; (d) is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding (i) alleging the noncompliance by the Company Group with any Environmental Law; or (ii) seeking to impose any financial responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law; (e) has failed or is failing to comply with any Environmental Law; or (f) to the Company’s Knowledge, owns or operates any property or facility contaminated by any Hazardous Substance which would reasonably be expected to result in liability to the Company or any Subsidiary under Environmental Law.

3.16        Intellectual Property.

(a)          Registered Intellectual Property; Proceedings. Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date hereof of all (i) material items of Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered; and (ii) Legal Proceedings before any Governmental Authority (other than actions related to the ordinary course prosecution of Company Registered Intellectual Property before the United States Patent and Trademark Office or the equivalent authority anywhere in the world) related to any material Company Registered Intellectual Property. The Company has maintained all material Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices. None of the material Company Registered Intellectual Property is jointly owned with any third Person.

(b)         No Order. No material Company Intellectual Property is subject to any Legal Proceeding or outstanding order with respect to the Company restricting in any manner the use, transfer or licensing thereof by the Company Group of such Company Intellectual Property.

(c)          Absence of Liens. The Company or one of its Subsidiaries owns and has good and valid legal and equitable title to each item of material Company Intellectual Property free and clear of any liens (other than Permitted Liens).

(d)         Transfers. The Company Group has not transferred ownership of, or granted any exclusive license with respect to, any material Company Intellectual Property to any third Person.

(e)          IP Contracts. Section 3.16(e) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts to which the Company Group is a party (i) with respect to material Company Intellectual Property that is licensed or transferred to any third Person other than any (a) non-disclosure agreements entered into in the ordinary course of business; and (b) non-exclusive licenses (including software as a service or “SaaS” license) granted in the ordinary course of business or in connection with the development, licensing, distribution or sale of the Company’s or its Subsidiaries’ products; (ii) pursuant to which a third Person has licensed any Intellectual Property to the Company Group, which Intellectual Property is material to the operation of the business of the Company, other than any (a) non-disclosure agreements entered into in the ordinary course of business; (b) non-exclusive licenses of commercially available Intellectual Property, software and technology; and (c) non-exclusive licenses to software and materials licensed as open-source, public-source or freeware; or (iii) pursuant to which the Company or any Subsidiary is obligated to perform any material development with respect to any material Company Intellectual Property (all such Contracts, the “IP Contracts”). Neither the Company nor any Subsidiary has performed developments for any third party except where the Company or a Subsidiary owns or retains a right to use any Intellectual Property developed in connection therewith that is material to the operation of its business.

(f)          Changes. Except as would not reasonably be expected to have a Company Material Adverse Effect, the consummation of the Merger will not under any IP Contract result: (i) in the termination of any license of Intellectual Property to the Company by a third Person; (ii) the granting by the Company of any license or rights to any Company Intellectual Property; or (iii) the release from escrow of any material Company technology or software.

(g)          No Government Funding. The Company is not under any obligation to license any material Company Intellectual Property to any Governmental Authority because it has received funding to develop such material Company Intellectual Property from a Governmental Authority.

(h)          No Infringement. To the Knowledge of the Company, the operation of the business of the Company Group as such business currently is conducted (including the manufacture and sale of the Company’s and its Subsidiaries’ products) as of the date hereof does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any third Person or constitute unfair competition or unfair trade practices pursuant to the laws of any jurisdiction in a manner that has or could reasonably be expected to result in a material liability to the Company Group, taken as a whole.

(i)          No Notice of Infringement. Since January 1, 2017, the Company Group has not received written notice from any third Person, or been involved in any Legal Proceeding, alleging that the operation of the business of the Company Group or of the Company’s or any of its Subsidiaries’ products infringes, misappropriates, dilutes or otherwise violates the Intellectual Property of any third Person or constitutes unfair competition or unfair trade practices pursuant to the laws of any jurisdiction in a manner that has or could reasonably be expected to result in a material liability to the Company Group, taken as a whole.

(j)          No Third Person Infringement. Since January 1, 2017, the Company Group has not provided any third Person with written notice claiming that such third Person is infringing, misappropriating, diluting or otherwise violating any material Company Intellectual Property, and, except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no such activity is occurring that has resulted in a material liability to the Company Group, taken as a whole.

(k)          Proprietary Information. The Company and each of its Subsidiaries have taken reasonable steps to protect the Company’s and its Subsidiaries’ rights in their confidential information and trade secrets that they wish to protect or any material trade secrets or material confidential information of third Persons provided to the Company Group. Without limiting the foregoing, each of the Company Group has and uses commercially reasonable efforts to enforce a policy requiring each officer and employee engaged in the development of any Intellectual Property or technology for the Company or its Subsidiaries to execute a proprietary information and confidentiality agreement.

(l)           Data Security Requirements and Privacy. Except as would not be material to the operations of the business of the Company Group, taken as a whole, the Company and each of its Subsidiaries (i) maintains written policies and procedures designed to ensure the security, integrity and privacy of personally identifiable information, as defined under any applicable law, and card account, bank account and all other financial information collected from customers and consumers (“Protected Information”) that is received, transmitted or stored by the Company, each of its Subsidiaries and their commercial clients, in accordance with applicable law and card network rules, and that are commercially reasonable; and (ii) is in compliance in all material respects with such policies and all applicable laws, rules and regulations related to data privacy and data security. Except as would not be material to the operations of the business of the Company Group, taken as a whole, to the Knowledge of the Company, since January 1, 2017, there has been no (A) unauthorized access to, or any unauthorized use, disclosure, losses or theft of, or security breaches relating to, Protected Information received, or transmitted, by, or in the possession, custody or control of the Company Group or its commercial clients; or (B) notices received by the Company related to the foregoing.

(m)         Products and Source Code. To the Knowledge of the Company, except as would not be material to the operations of the business of the Company Group, taken as a whole, there are (i) no defects in any of the products of the Company Group that would prevent the same from performing materially in accordance with the Company’s obligations to customers under written customer agreements; and (ii) no viruses, worms, Trojan horses or similar disabling codes or programs in any of the same. As of the date hereof, the Company Group possess all source code and other materials that embody material Company Intellectual Property used by the Company Group in the development and maintenance of the products of the Company Group, except as would not be material to the operations of the business of the Company Group, taken as a whole. The Company Group has not disclosed, delivered, licensed or otherwise made available, and does not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code that embodies material Company Intellectual Property for any product of the Company Group to any Person, except as would not be material to the operations of the business of the Company Group, taken as a whole.

(n)          Open Source Software. To the Knowledge of the Company, no material product of the Company Group is distributed with any software that is licensed to the Company Group pursuant to an open source, public-source, freeware or other third party license agreement in a manner that, in each case, requires the Company Group to disclose or license any material proprietary source code that embodies material Company Intellectual Property for any product of the Company Group or in a manner that requires any material product of the Company Group to be made available at no charge, except, in each case, as would not be material to the operations of the business of the Company Group, taken as a whole.

3.17        Tax Matters.

(a)          Tax Returns. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have timely filed (taking into account valid extensions) all United States federal, state, local and non-United States returns, estimates, information statements and reports (including amendments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by any of them. None of the Company Group has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired, other than an extension of any statute of limitations arising by operation of law as a result of the filing of an extension of time to file any Tax Return.

(b)         Taxes Paid. Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries has timely paid or withheld with respect to their employees and other third Persons (and paid over any amounts withheld to the appropriate Tax authority) all United States federal and state income Taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld, except with respect to Taxes that are not yet due or that are being contested in good faith by appropriate proceedings.

(c)          No Audits. To the Knowledge of the Company, as of the date of this Agreement, no audits or other examinations with respect to material Taxes of the Company Group are presently in progress or have been asserted or proposed in writing. No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company Group does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to Tax in that jurisdiction.

(d)          Spin-offs. None of the members of the Company Group has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment pursuant to Section 355 of the Code.

(e)          Tax Agreements. None of the Company Group (i) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) has any material liability for the Taxes of any Person other than the Company Group pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States law) as a transferee or successor, or otherwise by operation of law.

3.18        Employee Plans.

(a)          Employee Plans. Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all material Employee Plans. “Employee Plans” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (ii) all other employment, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change in control compensation and other similar material fringe, welfare or other employee benefit plans, programs, agreement, Contracts, policies or binding arrangements (whether or not in writing) maintained or contributed to for the benefit of any current employee or director of the Company Group or any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company Group pursuant to Section 414 of the Code (an “ERISA Affiliate”) and with respect to which the Company Group has any current material liability, contingent or otherwise. With respect to each material Employee Plan, to the extent applicable, the Company has made available to Parent true, correct and complete copies of (A) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (B) the most recent determination or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (C) the plan documents (or form(s) thereof, if applicable) and summary plan descriptions, including any amendments or summaries of material modification thereto; (D) any related trust agreements, insurance Contracts, insurance policies or other Contracts of any funding arrangements; (E) any material notices to or from the IRS or any office or representative of the United States Department of Labor or any Governmental Authority in respect of any such Employee Plan during the three years preceding the date hereof; and (F) with respect to each material Employee Plan that is maintained in any non-United States jurisdiction primarily for the benefit of any employee of the Company Group whose principal work location is outside of the United States (the “International Employee Plans”), to the extent applicable, (1) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan; and (2) any document comparable to the determination letter referenced pursuant to clause (B) above issued by a Governmental Authority relating to the satisfaction of law necessary to obtain the most favorable Tax treatment.

(b)          Absence of Certain Plans. Except as set forth on Section 3.18(b) of the Company Disclosure Letter, neither the Company nor any of its ERISA Affiliates either (1) has previously maintained, sponsored or contributed to, to the extent that it currently has material liabilities with respect to, or (2) currently maintains, sponsors or participates in, or contributes to, or has any liability or obligation with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); (iii) a defined benefit pension plan or a plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA; or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(c)          Compliance. Each Employee Plan has been maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. To the Knowledge of the Company, as of the date hereof all material contributions to the Employee Plans have been timely and accurately made, and no Employee Plan has any material unfunded liabilities that have not been fully accrued. No member of the Company Group has incurred, or, to the Knowledge of the Company, is reasonably expected to incur or to be subject to, any material Tax, penalty or other liability that may be imposed under the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder, including pursuant to Section 4980B, 4980D or 4980H of the Code.

(d)         Employee Plan Legal Proceedings. As of the date hereof, there are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure or as otherwise would not reasonably be expected to have a Company Material Adverse Effect.

(e)          No Prohibited Transactions. Except as would not reasonably be expected to have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any breach of fiduciary duty or non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code, in each case applicable to the Company Group or any Employee Plan, or for which the Company Group has any indemnification obligation.

(f)           No Welfare Benefit Plan. No Employee Plan provides post-termination or retiree life insurance, health or other welfare benefits to any Person, except as may be required by Section 4980B of the Code or any similar law.

(g)          No Additional Rights. None of the execution and delivery of this Agreement or the consummation of the Merger will, either alone or in conjunction with any other event (whether contingent or otherwise), except as contemplated by this Agreement or required by applicable Law, (i) result in, or accelerate the time of any material payment or vesting of, any material payment (including severance, change in control, stay or retention bonus or otherwise) becoming due under any Employee Plan; (ii) materially increase any compensation or benefits otherwise payable under any Employee Plan; (iii) result in the acceleration of the time of any material payment or vesting of any such benefits under any Employee Plan; (iv) result in the forfeiture of any material compensation or benefits under any Employee Plan; (v) trigger any other material obligation under, or result in the material breach or violation of, any Employee Plan, or (vi) result in the payment of any compensation or benefits to any Person who would be a “disqualified individual” (as defined in Section 280G of the Code) that could reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G of the Code).

(h)         Section 280G. The Company Group has no obligation to gross-up or indemnify any individual with respect to any Tax under Section 4999 of the Code.

(i)           Section 409A. Each Employee Plan has been maintained, in form and operation, in all material respects in compliance with Section 409A of the Code, and the Company Group has no obligation to gross-up or indemnify any individual with respect to any such Tax.

(j)           International Employee Plans. Each International Employee Plan has been established, maintained and administered in compliance in all material respects with its terms and conditions and with the requirements prescribed by any applicable laws. Furthermore, no International Employee Plan has material unfunded liabilities that as of the Effective Time will not be offset by insurance or fully accrued. Except as required by applicable law, to the Knowledge of the Company, no condition exists that would prevent the Company Group from terminating or amending any International Employee Plan at any time for any reason without material liability to the Company or its Subsidiaries (other than ordinary notice and administration requirements and expenses or routine claims for benefits).

(k)           No New Employee Plans. The Company Group has no legally binding commitment to amend any material Employee Plan or establish any material new employee benefit plan or to materially increase any benefits pursuant to any material Employee Plan.

3.19        Labor Matters.

(a)          Union Activities. The Company Group is not a party to or bound by any collective bargaining agreement, labor union Contract or trade union agreement (each, a “Collective Bargaining Agreement”). To the Knowledge of the Company, as of the date hereof there are no activities or proceedings of any labor organization or trade union to organize any employees of the Company Group with regard to their employment with the Company Group, and no such activities or proceedings have occurred within the three years prior to the date hereof. As of the date hereof, there is no material strike, lockout, slowdown, or work stoppage against the Company Group pending or, to the Knowledge of the Company, threatened directly against the Company Group, and no such labor disputes have occurred within the three years prior to the date hereof.

(b)          Wage and Hour Compliance. The Company Group has complied with applicable laws and orders with respect to employment (including applicable laws, rules and regulations regarding wage and hour requirements, immigration status, discrimination in employment, employee health and safety, and collective bargaining), except for instances of such noncompliance that would not reasonably be expected to have a Company Material Adverse Effect.

(c)            Withholding. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have withheld all amounts required by applicable law to be withheld from the wages, salaries and other payments to employees, and are not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. None of the Company Group is liable for any material payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business).

3.20         Permits. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company Group holds, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities (“Permits”) that are required for the operation of the business of the Company Group as currently conducted. The Company Group complies with the terms of all Permits, and no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not reasonably be expected to have a Company Material Adverse Effect.

3.21         Compliance with Laws. The Company and each of its Subsidiaries is in compliance with all laws and orders that are applicable to the Company Group or to the conduct of the business or operations of the Company Group, except for noncompliance that would not reasonably be expected to have a Company Material Adverse Effect. No representation or warranty is made in this Section 3.21 with respect to (a) compliance with the Exchange Act, which is exclusively addressed by Section 3.9 and Section 3.10; (b) compliance with Environmental Law, which is exclusively addressed by Section 3.15; (c) compliance with applicable Tax laws, which is exclusively addressed by Section 3.17 and Section 3.18; compliance with ERISA and other applicable laws relating to employee benefits, which is exclusively addressed by Section 3.18; compliance with labor law matters, which is exclusively addressed by Section 3.19; or (f) compliance with Trade Control Laws and the FCPA, which is exclusively addressed by Section 3.26. The Company and each of its Subsidiaries is in compliance with all card network rules, standards and requirements that are applicable to the Company Group or to the conduct of the business or operations of the Company Group, except for noncompliance that would not reasonably be expected to have a Company Material Adverse Effect.

3.22         Legal Proceedings; Orders.

(a)            No Legal Proceedings. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company Group or, as of the date hereof, to the Company’s Knowledge, against any present or former officer or director of the Company Group in such individual’s capacity as such.

(b)            No Orders. As of the date hereof, no member of the Company Group is subject to any material order of any kind or nature that would prevent or materially delay the consummation of the Merger or ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.23         Insurance. As of the date hereof, the Company Group has all material policies of insurance covering the Company Group and any of its employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company Group. As of the date hereof, all such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not reasonably be expected to have a Company Material Adverse Effect.

3.24         Related Person Transactions. Except for indemnification, compensation or other employment arrangements in the ordinary course of business, as of the date hereof there are no Contracts, transactions, arrangements or understandings between the Company Group, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.25         Brokers. Except for the Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company Group who is entitled to any financial advisors, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

3.26         Trade Controls; FCPA.

(a)            Trade Controls.

(i)             Since January 1, 2018, the Company and each of its Subsidiaries has conducted its transactions in accordance in all material respects with all applicable United States export and re-export control laws, import laws, economic sanctions laws, and all other applicable export control, import and sanctions laws in other countries in which the Company Group conducts business (collectively, “Trade Control Laws”).

(ii)            Since January 1, 2018, the Company and each of its Subsidiaries has implemented and maintained in effect written policies, procedures and internal controls reasonably designed to prevent, deter and detect material violations of applicable Trade Control Laws.

(iii)           To the Knowledge of the Company, as of the date hereof, there are no pending or threatened Legal Proceedings against the Company Group alleging a material violation of any of the Trade Control Laws that are applicable to the Company.

(b)            FCPA. Since January 1, 2018, none of the Company Group or, to the Knowledge of the Company, any officer, director, agent, employee or other Person acting on their behalf, in each case in their capacity as such, has, directly or indirectly, (i) taken any action that would cause them to be in violation of any provision of the FCPA or other applicable anti-corruption laws in other countries in which the Company Group conducts business; used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made, offered or authorized any unlawful payment or other thing of value to foreign or domestic government officials or employees; or (iii) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of the FCPA or other applicable anticorruption laws, in each case of clauses (i), (ii) and (iii), except for instances that would not reasonably be expected to be material to the Company Group.

Article IV.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent and Merger Sub to the Company on the date hereof, Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1           Organization; Good Standing.

(a)            Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of organization and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b)            Merger Sub. Merger Sub (i) is a corporation duly organized, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(c)            Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of Parent and Merger Sub, each as amended to date. None of Parent or Merger Sub is in violation of its certificate of incorporation, bylaws or other similar organizational document.

4.2           Power; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Merger. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and the consummation of the Merger have been duly authorized by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement by each of Parent and Merger Sub; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder; or (iii) the consummation of the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.

4.3           Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of Parent or Merger Sub; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, Contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) assuming the Consents, approvals and authorizations referred to in Section 4.4 have been obtained, violate or conflict with any law or order applicable to Parent or Merger Sub or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement. None of Parent or, to the Knowledge of Parent, any beneficial owner of Parent contemplates, as of the date of this Agreement, any acquisition, business combination or similar transaction, in each case that Parent reasonably believes will materially delay the consummation of the Merger.

4.4           Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent or Merger Sub (a) in connection with the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws; (iv) such filings and approvals set forth in Section 3.6 of the Company Disclosure Letter; and (v) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.5           Legal Proceedings; Orders.

(a)            No Legal Proceedings. There are no Legal Proceedings (other than any Transaction Litigation) pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that would, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b)            No Orders. None of Parent or Merger Sub is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6           Ownership of Company Capital Stock. None of Parent, Merger Sub or, to the Knowledge of Parent, any of their respective directors, officers or beneficial owners (a) “owns” or has “owned” any shares of Company Capital Stock; or (b) has been an “interested stockholder” (such terms in this (a) and (b), as defined in Section 203 of the DGCL) of the Company, in each case during the two years prior to the date hereof. Neither Parent nor Merger Sub beneficially owns any shares of Company Capital Stock or any options, warrants or other rights to acquire any such shares or other securities of, or any economic interest in, the Company.

4.7           Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisors, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

4.8           Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub has not engaged in any other business activities and has incurred no liabilities or obligations other than those incident to its formation and other than as contemplated by the Equity Commitment Letter or any agreements or arrangements entered into in connection with the Debt Financing, the Guaranty, and this Agreement. Parent owns beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub free and clear of all liens.

4.9           No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement and the Merger. The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary to approve this Agreement and the Merger.

4.10         Guaranty. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Guaranty. The Guaranty is in full force and effect and constitutes a legal, valid and binding obligation of the Guarantors, enforceable against them in accordance with its terms, subject to the Enforceability Limitations. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of the Guarantors pursuant to the Guaranty.

4.11         Financing.

(a)            Equity Commitment Letter. Parent has delivered to the Company a true, correct and complete copy of the executed Equity Commitment Letter, dated as of the date hereof, pursuant to which the Guarantors have committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amounts set forth therein (such financing, the “Equity Financing” and the Guarantors providing such Equity Financing, collectively, the “Equity Financing Sources”). The Equity Commitment Letter provides that (i) the Company is an express third party beneficiary thereof in connection with the Company’s exercise of its rights pursuant to this Agreement; and (ii) Parent and the Guarantors will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise of such third party beneficiary rights in accordance with the terms of the Equity Commitment Letter.

(b)            Debt Commitment Letter. Parent has delivered to the Company a true, correct and complete copy of an executed commitment letter, dated as of the date hereof, and the executed fee letter related thereto, dated as of the date hereof, (except that economic terms and “flex” provisions may be redacted so long as no redaction covers terms that would (i) reduce the amount of the hereinafter defined Debt Financing below the amount necessary for Parent to complete the Merger, (ii) adversely affect the amount (including the net cash proceeds to Parent), conditionality, availability, timing or termination of the Debt Financing, as hereinafter defined, (iii) reasonably be expected to prevent, impair or delay the consummation of the Debt Financing or (iv) impose new or additional, or adversely modify any existing conditions precedent), together with any related exhibits, schedules, annexes, supplements, term sheets and other agreements (collectively and as amended from time to time, the “Debt Commitment Letter” and together with the Equity Commitment Letter, the “Financing Commitment Letters”), pursuant to which the agents, arrangers, managers, lenders and other entities party thereto (excluding Parent, Merger Sub or the Guarantors), including the parties to any joinder agreements joining such parties to the Debt Commitment Letter or parties (excluding Parent, Merger Sub or Guarantor) to the definitive agreements executed in connection with the Debt Financing (together with their respective Affiliates and their respective Affiliates’ officers, managers, directors, employees, controlling Persons, agents and Representatives and their respective successors and assigns, collectively, but not including Parent, Merger Sub, or the Guarantors, the “Debt Financing Sources” and, together with the Equity Financing Sources, the “Financing Sources”) have committed to provide, subject to the terms and conditions set forth therein, debt financing for the Merger and the other transactions contemplated herein in the aggregate amount set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”).

(c)            No Amendments. As of the date hereof, (i) the Financing Commitment Letters and the terms of the Financing have not been amended, restated, amended and restated, supplemented or otherwise modified (and no waiver of any provision thereof has been requested or granted); (ii) no such amendment, restatement, amendment and restatement, supplement, modification or waiver is contemplated; and (iii) the respective commitments contained therein have not been withdrawn, terminated, reduced, rescinded or amended (and no such withdrawal, termination, reduction, rescission or amendment is contemplated or threatened) in any respect. There are no other, and there are not contemplated to be other, Contracts, agreements, side letters or arrangements (oral or written, contingent or otherwise) to which Parent or Merger Sub is a party relating to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in the Financing Commitment Letters, that could affect the availability of the Financing or any portion thereof on the Closing Date. Other than as set forth in the Financing Commitment Letters, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing on the terms in the Financing Commitment Letters.

(d)           Sufficiency of Financing. Assuming the conditions set forth in Section 7.1 and Section 7.2 have been satisfied and the Financing is funded in accordance with terms of the Financing Commitment Letters, on the Closing Date, the net proceeds of the Financing (both before and after giving effect to the maximum amount of flex provided under the Debt Commitment Letter) will be, in the aggregate, sufficient for Parent and Merger Sub to (i) make the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger or otherwise in connection with the transactions contemplated by this Agreement, including all payments of merger consideration and all payments with respect to Vested Company Options, Accelerating Options, Vested Company RSUs, Accelerating RSUs, Vested Company PSUs, and Accelerating PSUs, and (ii) pay all fees and expenses required to be paid at the Closing by Parent or Merger Sub in connection with the Merger and the Financing. In no event shall the receipt by, or the availability of any funds or financing to, Parent, Merger Sub or any of their respective Affiliates or any other financing be a condition to Parent’s and Merger Sub’s obligation to consummate the transactions contemplated by this Agreement.

(e)           Validity. As of the date hereof, (i) the Equity Commitment Letter (in the form delivered by Parent to the Company) is in full force and effect and constitutes the legal, valid and binding obligations of Parent, Merger Sub and the Guarantors, as applicable, enforceable against Parent, Merger Sub and the Guarantors, as applicable, in accordance with its terms, subject to the Enforceability Limitations and (ii) the Debt Commitment Letter (in the form delivered by Parent to the Company) is in full force and effect and constitutes the legally valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms subject to the Enforceability Limitations. Other than as expressly set forth in the Financing Commitment Letters, there are no conditions precedent or other contingencies related to the funding of the full proceeds of the Financing, including pursuant to any agreement relating to the Financing to which the Guarantors, Parent or Merger Sub, or any of their respective Affiliates, is a party. As of the date hereof, to the Knowledge of Parent, there are no material inaccuracies in any of the representations or warranties of Parent, Merger Sub or the Guarantors, as applicable under the Financing Commitment Letters, or which would otherwise result in any portion of the Financing to be unavailable, and no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of Parent, Merger Sub or the Guarantors or, to the Knowledge of Parent, any other party thereto, pursuant to the Financing Commitment Letters (it being understood that Parent and Merger Sub are not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Article III or the Company’s compliance hereunder). As of the date of this Agreement, assuming the conditions set forth in Section 7.1 and Section 7.2 have been satisfied, Parent has no reason to believe (both before and after giving effect to any “flex” provisions contained in the Debt Commitment Letter) that any of the conditions set forth in the Financing Commitment Letters will not be satisfied on a timely basis, and Parent has no reason to believe that any portion of the Financing will not be available to Parent or Merger Sub at the Effective Time. Parent and Merger Sub have fully paid, or caused to be fully paid, any and all commitment or other fees or deposits that are due and payable on or prior to the date hereof, in each case pursuant to and in accordance with the terms of the Financing Commitment Letters, and will pay in full any such amounts due on or before the Closing Date.

(f)            No Exclusive Arrangements. As of the date hereof, none of the Guarantors, Parent, Merger Sub or any of their respective Affiliates has entered into any Contract, arrangement or understanding (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis in connection with the Merger; or (ii) expressly prohibiting any bank, investment bank or other potential provider of debt financing (other than a Debt Financing Source) from providing or seeking to provide debt financing or financial advisory services to any Person in connection with a transaction relating to the Company Group in connection with the Merger.

4.12         Stockholder and Management Arrangements. As of the date hereof, none of Parent, Merger Sub, or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder (other than any existing limited partner of the Guarantors or any of their Affiliates), director, officer, employee or other Affiliate of the Company Group (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) such holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) such holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, officer, employee or other Affiliate of the Company other than the Guarantors has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.13         Solvency. As of the Effective Time and immediately after giving effect to the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith), (a) the amount of the “fair saleable value” of the assets of each of the Surviving Corporation and its Subsidiaries will exceed (i) the value of all liabilities of the Surviving Corporation and such Subsidiaries, including contingent and other liabilities; and (ii) the amount that will be required to pay the probable liabilities of each of the Surviving Corporation and its Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) each of the Surviving Corporation and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) each of the Surviving Corporation and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.14         Exclusivity of Representations and Warranties.

(a)            No Other Representations and Warranties. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger; no Person has been authorized by the Company Group or any of its Affiliates or Representatives to make any representation or warranty relating to the Company Group or any of its businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub or any of their respective Affiliates or Representatives as having been authorized by the Company Group or any of its Affiliates or Representatives (or any other Person); and the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, express or implied, including any representation or warranty as to merchantability or fitness for a particular purpose or as to the accuracy or completeness of any statement or information, and the Company hereby disclaims any other representations or warranties, express or implied, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)            No Reliance. Each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting and shall not act (including, as applicable, by entering into this Agreement, consummating the Merger or otherwise) in reliance on:

(i)             any representation or warranty, express or implied, by any Person, regarding any matter whatsoever;

(ii)            any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Sub or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii)           the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Article V.
INTERIM OPERATIONS OF THE COMPANY

5.1           Affirmative Obligations. Except (a) as expressly contemplated by this Agreement; (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; (c) as contemplated by Section 5.2; (d) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), or (e) as required by applicable law, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will use, and will cause each of its Subsidiaries to use, its respective commercially reasonable efforts to (i)  maintain its existence in good standing pursuant to applicable law; (ii) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, conduct its business and operations in the ordinary course of business and, to the extent consistent therewith, preserve its business organizations; and (iii) use its respective commercially reasonable efforts to preserve intact its material (1) assets, (2) properties, (3) Contracts, and (4) licenses; provided, however, that, notwithstanding anything herein to the contrary but expressly subject to and without limiting Section 5.2, the Company and its Subsidiaries may take (or refrain from taking) all such actions as they determine are necessary or advisable in light of the then-current operating conditions and developments as a result of (a) the COVID-19 outbreak or the U.S. presidential election, and (b) external events outside the Company’s control that commence after (or the results of which become known to the Company after) the date of this Agreement (but excluding events primarily related to competitive actions or inactions from Persons with who the Company competes in the software industry), in each of clauses (a) and (b) including such events’ impact on economic conditions, credit and debt markets, and actions taken, required or recommended by Governmental Authorities to be taken (or refrained from being taken) in response thereto.

5.2            Forbearance Covenants. Except (i) as set forth in Section 5.2 of the Company Disclosure Letter; (ii) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed); (iii) as expressly contemplated by the terms of this Agreement, (for the avoidance of doubt, excluding the proviso in Section 5.1), or (iv) as required by applicable law, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will not permit any of its Subsidiaries, to:

(a)            amend the Charter, the Bylaws or any other similar organizational document;

(b)            adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)            issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities (or cash based on the value of Company Securities), except (A) for the issuance or sale of shares of Company Common Stock pursuant to Company Options, Company Stock-Settled Bonus Plan awards, Company RSUs or Company PSUs outstanding as of the Capitalization Date in accordance with their terms as of the date hereof or pursuant to the ESPP in accordance with its terms (as modified by Section 2.8(e) and Section 2.8(a)); (B) in connection with agreements in effect on the date hereof or otherwise permitted pursuant to Section 5.2(j); or (C) as contemplated by Section 5.2(j); provided, however, that the Company shall not (x) permit the acceleration of vesting, payment or funding under any Company Option, Company RSU, Company Stock-Settled Bonus Plan, or Company PSU other than as may be expressly required by the terms of the applicable Employee Plan, award or applicable resolutions of the Company Board adopted on the date of this Agreement (which have been furnished to Parent’s counsel), in each case as in effect on the date hereof or (y) if the Company has the right to settle any Employee Plan or employee benefit agreement, trust, plan, fund or other agreement (including with respect to any Company Option, Company Stock-Settled Bonus Plan, Company RSU, or Company PSU) in cash, settle such Employee Plan or employee benefit agreement, trust, plan, fund or other agreement in Company Securities instead of cash;

(d)            directly or indirectly acquire, repurchase or redeem any securities, except for (A) repurchases, withholdings, or cancellations of Company Securities pursuant to the terms and conditions of Company Options, Company Stock-Settled Bonus Plan awards, Company RSUs or Company PSUs outstanding as of the date hereof in accordance with their terms as of the date hereof (including acquisitions of shares of Company Common Stock tendered by holders of Company Options, Company Stock-Settled Bonus Plan awards, ESPP entitlements, Company RSUs or Company PSUs in order to satisfy obligations to pay the exercise price and/or Tax withholding obligation with respect thereto), or (B) transactions between the Company and any of its direct or indirect Subsidiaries;

(e)            (A) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; or (C) modify the terms of any shares of its capital stock or other equity or voting interest;

(f)            (A) incur, assume or suffer any Indebtedness (including any long-term or short-term debt) or issue any debt securities, except (1) for trade payables incurred in the ordinary course of business; (2) obligations incurred pursuant to business credit cards in the ordinary course of business; and (3) intercompany loans or advances between or among the Company and/or its direct or indirect wholly-owned Subsidiaries; or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company;

(g)            mortgage or pledge any of its and its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than Permitted Liens), other than in connection with financing transactions permitted by Section 5.2(f) or consented to by Parent;

(h)            make any loans, advances or capital contributions to, or investments in, any other Person, except for (1) extensions of credit to customers in the ordinary course of business; (2) advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto; and (3) loans, advances or capital contributions to, or investments in, direct or indirect wholly-owned Subsidiaries of the Company;

(i)             lease, exclusively license, sell, abandon, transfer, assign, guarantee, or exchange any assets, tangible or intangible (including any Company Intellectual Property), in each case in excess of $250,000 individually, other than (1) the sale, lease or licensing of products or services of the Company Group or other materials embodying Company Intellectual Property in the ordinary course of business; (2) the assignment or abandonment of immaterial Company Intellectual Property in connection with the exercise of the reasonable business judgment of the Company Group in the ordinary course of business; (3) the abandonment of trade secrets in the ordinary course of business consistent with reasonable business practices; and (4) any capital expenditures permitted by (or consented to by Parent) under Section 5.2(n);

(j)             (A) enter into, adopt, amend (including accelerating the vesting, payment or funding or waiving any right of the Company Group with respect to), modify or terminate any bonus, profit sharing, compensation, commission, severance, termination, option, restricted stock unit, appreciation right, performance unit, phantom equity, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other Employee Plan or employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee of the Company Group in any manner; (B) materially increase the compensation of any director, officer, employee, individual consultant, former employee, individual independent contractor, or other individual service provider of the Company Group, pay any special bonus or special remuneration to any director, officer, employee, individual consultant, former employee, individual independent contractor, or other individual service provider of the Company Group, or pay any benefit not required by (or accelerate the time of payment or vesting of any payment becoming due under or waive any right of the Company Group with respect to) any Employee Plan as in effect as of the date hereof, except in the case of each of (A) and (B), (1) as may be required by applicable law or the terms of the applicable Employee Plan or award in effect as of the date hereof; (2) in connection with any new hires or any promotion of employees of the Company Group in the ordinary course of business and consistent with past practice; or (3) for increases in compensation for employees of the Company Group in the ordinary course of business and consistent with past practice (it being understood that these exceptions in the foregoing clauses (1), (2) and (3) will not apply to any actions otherwise prohibited by the following sub-clause (C); or (C) enter into any change in control, severance or similar agreement or any retention or similar agreement with any officer, employee, director, individual independent contractor, individual consultant, or other individual service provider of the Company Group; provided, however, that the Company shall not permit the acceleration of vesting, payment or funding under any Employee Plan or employee benefit agreement, trust, plan, fund or other agreement (including with respect to any Company Option, Company RSU, or Company PSU) other than as may be expressly required by the terms of the applicable Employee Plan, award or applicable resolutions of the Company Board adopted on the date of this Agreement (which have been furnished to Parent’s counsel), in each case, in effect as of the date hereof;

(k)            settle, release, waive or compromise any pending or threatened material Legal Proceeding, except for the settlement of any Legal Proceedings that is (A) reflected or reserved against in the Audited Company Balance Sheet; (B) for solely monetary payments of no more than $500,000 individually and $1,500,000 in the aggregate; or (C) settled in compliance with Section 6.15;

(l)             except as required by applicable law or GAAP, (A) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (B) make any material change in any of its accounting principles or practices;

(m)           (A) other than in the ordinary course of business, make or change any material Tax election; (B) settle, consent to or compromise any material Tax claim or assessment or surrender a right to a material Tax refund; (C) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment; (D) file an amended Tax Return that could materially increase the Taxes payable by the Company or its Subsidiaries; or (E) enter into a closing agreement with any Governmental Authority regarding any material Tax;

(n)            incur or commit to incur any capital expenditure(s) to the extent that such capital expenditures exceed $200,000 individually or $500,000 in the aggregate (or $750,000 in the aggregate if the Termination Date is extended pursuant to the proviso in Section 8.1(c));

(o)            enter into, modify, amend or agree to terminate any (a) Contract (other than any Material Contract) that if so entered into, modified, amended or terminated would have a Company Material Adverse Effect; or (b) Material Contract except in the ordinary course of business or as permitted under Section 5.2(c) and Section 5.2(j);

(p)            maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

(q)            engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(r)             enter into any Collective Bargaining Agreement or agreement to form a work council or other Contract with any labor organization or works council (except to the extent required by applicable law);

(s)            grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business;

(t)             effectuate a “plant closing”, “mass layoff” (each as defined in WARN) or other employee layoff event effecting in whole or in part any site of employment, facility, operating unit or employee;

(u)            acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein or enter into any joint venture, legal partnership (excluding, for avoidance of doubt, strategic relationships, alliances, reseller agreements and similar commercial relationships), limited liability corporation or similar arrangement with any third Person; or

(v)            enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.

5.3           No Solicitation.

(a)            No Solicitation or Negotiation. Except as permitted by this Section 5.3, from and after the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will cease and cause to be terminated any discussions or negotiations with any Person and its Affiliates, directors, officers, employees, consultants, agents, representatives and advisors (collectively, “Representatives”) that would be prohibited by this Section 5.3(a), request the prompt return or destruction of all non-public information concerning the Company or its Subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement in contemplation of an acquisition transaction was entered into at any time within the six month period immediately preceding the date hereof and will (A) cease providing any further information with respect to the Company or any Acquisition Proposal to any such Person or its Representatives, other than through public disclosures that the Company makes in the ordinary course of business (for the avoidance of doubt, none of which shall be intended to facilitate an Acquisition Proposal); and (B) terminate all access granted to any such Person and its Representatives to any physical or electronic data room. Except as permitted by this Section 5.3, from and after the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company Group will not, and will not instruct, authorize or knowingly permit any of its Representatives to, directly or indirectly,

(i)            solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal;

(ii)            furnish to any Person (other than to Parent, Merger Sub or any designees of Parent or Merger Sub or any of their Representatives) any non-public information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group (other than Parent, Merger Sub or any designees of Parent or Merger Sub or any of their Representatives), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal;

(iii)           participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.3);

(iv)           approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal (provided, however, that this subsection shall not preclude internal non-public deliberations and actions of the Company Board and management (which actions by themselves do not trigger disclosure requirements for the Company) and non-public discussions of the Company Board and management with its advisors, in each case with respect to an Acquisition Proposal); or

(v)            enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement, an “Alternative Acquisition Agreement”).

From the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement solely to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company Board (or any committee thereof).

(b)            Superior Proposals. Notwithstanding anything to contrary set forth in this Section 5.3, from the date hereof until the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives (including the Advisor):

(i)             respond to any Person making an Acquisition Proposal (A) to inform such Person of the restrictions of this Section 5.3 by providing a link to this Agreement (as publicly filed) and directing such Person to this section and (B) additionally for the limited purpose of clarifying (but for the avoidance of doubt not accepting or negotiating) the written terms and conditions set forth in such Acquisition Proposal; and

(ii)            participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company Group to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made or delivered to the Company an bona fide written Acquisition Proposal on or after the date hereof, and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal (in each case, if requested by such Person), in each case with respect to an Acquisition Proposal that did not result from any material breach of Section 5.3(a); provided, however, that, with respect to this Section 5.3(b)(ii), the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, and the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions contemplated by this Section 5.3(b) would reasonably be expected to violate its fiduciary obligations pursuant to applicable law; and provided further, however, that the Company will promptly (and in any event within 24 hours) make available to Parent any non-public information concerning the Company Group that is provided to any such Person or its Representatives that was not previously made available to Parent.

(c)            No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(d), at no time after the date hereof may the Company Board (or a committee thereof):

(i)            (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect;

(B) adopt or approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal (provided, however, that this subsection (B) shall not preclude internal non-public deliberations and actions of the Company Board and management (which actions by themselves do not trigger disclosure obligations by the Company) and non-public discussions of the Company Board and management with its advisors, in each case with respect to an Acquisition Proposal);

(C) if an Acquisition Proposal has been publicly made, following the written request by Parent, fail to publicly reaffirm the Company Board Recommendation within 10 Business Days (or such fewer number of days as remains prior to the Company Stockholder Meeting, provided that Parent shall not make any such request for reaffirmation less than 3 Business Days prior to the Company Stockholder Meeting) after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions, or after the Requisite Stockholder Approval has been obtained);

(D) fail to recommend publicly against a tender offer or exchange offer that, if consummated, would constitute an Acquisition Transaction and that was commenced within the meaning of Rule 14d-2 promulgated under the Exchange Act, within ten (10) Business Days following the commencement of such tender offer or exchange offer; provided, however, that the Company Board shall not be required to make any such recommendation more than once for any tender or exchange offer or with respect to any tender or exchange offer after the Company Board (or a committee thereof) has made a recommendation with respect to such tender or exchange offer, and once with respect to any modification or revision to the price, conditions or other material terms of such tender offer or exchange offer that is made public that requires the Company Board to amend its recommendation with respect to such tender or exchange offer pursuant to Rule 14d-9(c) promulgated under the Exchange Act, or after the Requisite Stockholder Approval has been obtained; or

(E) fail to include the Company Board Recommendation in the Proxy Statement

(any action described in clauses (A) through (E), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) the determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal; or (2) the delivery by the Company to Parent of any notice contemplated by Section 5.3(d) will constitute a Company Board Recommendation Change; or

(ii)            cause or permit the Company Group to enter into an Alternative Acquisition Agreement.

(d)            Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:

(i)            other than in connection with a bona fide Acquisition Proposal that constitutes a Superior Proposal, the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to any material event or development or material change in circumstances that was (A) not actually known to the Company Board as of the date hereof (or if known, the effect of which was not actually known by the Company Board); and (B) does not relate to (a) any Acquisition Proposal; or (b) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (b) may be considered and taken into account) (each such event, an “Intervening Event”), if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would reasonably be expected to violate its fiduciary obligations pursuant to applicable law and if and only if:

(1)            the Company has provided prior written notice to Parent at least three Business Days in advance to the effect that the Company Board (or a committee thereof) has (A) so determined that an Intervening Event has occurred; and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(d)(i), which notice will specify the applicable Intervening Event in reasonable detail; and

(2)            prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such three Business Day period, must have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate and has made its Representatives available) to make such adjustments offered by Parent to the terms and conditions of this Agreement so that the Company Board (or a committee thereof), taking into account any such adjustments (which adjustments, to the extent accepted and executed and delivered by the Company, would be binding on Parent), no longer determines that the failure to make a Company Board Recommendation Change in response to such Intervening Event would reasonably be expected to violate its fiduciary obligations pursuant to applicable law and (B) if Parent so requests in a timely fashion, in good faith considered permitting, and to the extent permitted, provided reasonable opportunity for, Parent and its Representatives to make a presentation to the Company Board during such three Business Day period regarding any adjustments to this Agreement; or

(ii)            if the Company has received a bona fide Acquisition Proposal that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, in each case if and only if:

(1)            the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would reasonably be expected to violate its fiduciary obligations pursuant to applicable law;

(2)            the Company Group and its Representatives have complied in all material respects with their obligations pursuant to this Section 5.3(d) with respect to such Acquisition Proposal;

(3)            (i) the Company has provided prior written notice to Parent at least three Business Days in advance (the “Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) received a bona fide written Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(d)(ii) absent any acceptable revision (which revision, to the extent accepted and executed and delivered by the Company, would be binding on Parent) to the terms and conditions of this Agreement, which notice will specify the basis for such Company Board Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms thereof and copies of the definitive agreement and material ancillary agreements, including written financing commitments, in the Company’s possession relating to such Acquisition Proposal; and

(ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, must have (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate and has made its Representatives available) to make such adjustments offered by Parent to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal, (2) if Parent so requests in a timely fashion, in good faith considered permitting, and to the extent permitted, provided reasonable opportunity for, Parent and its Representatives to make a presentation to the Company Board during the Notice Period regarding any adjustments to this Agreement, and (3)  after considering any material adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered by Parent (which, to the extent accepted and executed and delivered by the Company, would be binding on Parent) during the Notice Period, the Company Board (or a committee thereof) has reaffirmed the determinations set forth in Section 5.3(d)(ii)(1); provided, however, that in the event of any material revisions to such Acquisition Proposal (for the avoidance of doubt, revisions to economic terms (e.g., price) and conditions shall be deemed material), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(3) (other than the presentation to the Company Board as contemplated by item (2) above) with respect to such new written notice, except that the Notice Period shall only be two Business Days with respect thereto; and

(4)            in the event of any termination of this Agreement in order to cause or permit the Company Group to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 8.1(h).

(e)            Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly (and, in any event, within 24 hours) notify Parent if any inquiries, offers or proposals that constitute an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives. Such notice must include (i) the identity of the Person or “group” of Persons making such inquiries, offers or proposals (unless, in each case, such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or “group” of Persons that is in effect on the date of this Agreement); (ii) a summary of the material terms and conditions of such offers or proposals; and (iii) copies of all relevant written proposals and agreements relating to such inquiries, offers or proposals that constitute and Acquisition Proposal. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status (and supplementally provide the terms and documents and other written materials) of any such inquiries, offers or proposals (including any amendments thereto) and the status and material terms of any such discussions or negotiations.

(f)            Certain Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from complying with its obligations under U.S. federal or state law or from making any disclosure to the holders of shares of Company Common Stock that the Company Board (or any committee thereof) has determined, after consultation with its outside legal counsel, if not made could reasonably be expected to be inconsistent with the fiduciary duties of the Company’s directors under applicable law, it being understood that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Board Recommendation Change other than in accordance with Section 5.3(d). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof) that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed to be (A) a withholding, withdrawal, amendment, or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend or modify, the Company Board Recommendation; (B) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (C) a Company Board Recommendation Change.

(g)            Breach by Representatives. The Company agrees that any breach of this Section 5.3 by any of its Representatives will be deemed to be a breach of this Agreement by the Company.

Article VI.
ADDITIONAL COVENANTS

6.1           Required Action and Forbearance; Efforts.

(a)            Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by:

(i)            causing the conditions to the Merger set forth in Article VII to be satisfied;

(ii)           (1) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Merger;

(iii)          obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts in connection with this Agreement and the consummation of the Merger so as to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts as of and following the consummation of the Merger; and

(iv)          executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Merger.

(b)            No Failure to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, will take any action, or fail to take any action, that (i) is intended to or has (or would reasonably be expected to have) the effect of preventing or impairing (A) the consummation of the Merger (including by delaying consummation of the Merger beyond the Termination Date); or (B) the ability of such Party to fully perform its obligations pursuant to this Agreement or (ii) has or is intended to have the effect of delaying or otherwise adversely affecting the consummation of the Merger. For the avoidance of doubt, no action by the Company taken in compliance with Section 5.3 will be considered a violation of this Section 6.1. For the avoidance of doubt, no acquisition, business combination or similar transaction undertaken by Parent or Merger Sub will be considered a violation of this Section 6.1.

(c)            No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, the Company Group will not be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guaranty), in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

6.2            Antitrust Filings.

(a)            Filing Under the HSR Act and Other Applicable Antitrust Laws. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates, if applicable), on the one hand, and the Company shall (and shall cause its Subsidiaries, if applicable), on the other hand, will, to the extent required in the reasonable judgment of counsel to Parent and the Company, (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within five Business Days following the date hereof; and (ii) promptly file pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority pursuant to other applicable Antitrust Laws in connection with the Merger, with Parent having primary responsibility for the making of such filings. Each of Parent and the Company will use reasonable efforts to (A) cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause the other to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) take all action necessary to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger; and (2) obtain any required consents pursuant to any Antitrust Laws applicable to the Merger, in each case as soon as practicable. If any Party or Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws applicable to the Merger, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.

(b)            Divestitures. In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Merger pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger, each of Parent and Merger Sub (and their respective Affiliates, if applicable) will use reasonable best efforts to (i) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company Group, on the other hand; and (B) any other restrictions on the activities of Parent and Merger Sub (and their respective Affiliates, if applicable), on the one hand, and the Company Group, on the other hand; and (ii) contest, defend and appeal any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, except, in each case, to the extent such actions would reasonably be expected to have a material adverse effect on Parent, Merger Sub, and their respective Affiliates.

(c)           Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Subsidiaries to), subject to any restrictions under applicable laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority (other than with respect to the filing pursuant to the HSR Act); (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other Parties reasonable prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public information; provided, however, that each of Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis.

(d)           Prohibited Parent Actions. During the period from the date of this Agreement to the Effective Time, Parent shall not, nor shall it permit any of its Subsidiaries to, consummate, enter into any agreement providing for or announce any acquisition, business combination or similar transaction, in each case that is intended to or has (or would reasonably be expected to have) the effect of preventing the consummation of the Merger or delaying consummation of the Merger beyond the Termination Date.

6.3           Proxy Statement and Other Required SEC Filings.

(a)           Proxy Statement. Promptly following the date hereof, the Company will prepare, and use reasonable best efforts to file with the SEC, a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Except as otherwise provided in Section 5.3, the Company must include the Company Board Recommendation in the Proxy Statement.

(b)           Other Required Company Filing. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will promptly prepare and file such Other Required Company Filing with the SEC. The Company will use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. The Company may not file the Proxy Statement or any Other Required Company Filing with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company will give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or its counsel. Each of the Company and Parent agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto, including, in the case of Parent, any information regarding the Equity Commitment Letter, the Guaranty or the Guarantors, whether provided by Parent or by any of the Guarantors, will, at the date of mailing to stockholders and at the times of the meeting of Company Stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company with respect to any information supplied by Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing.

(c)           Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates is discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement or any Other Required Company Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders.

(d)           Consultation Prior to Certain Communications. The Company and its Affiliates, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Proxy Statement or any Other Required Company Filing, as the case may be, without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party will give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(e)           Notices; Comments. The Company, on the one hand, and Parent and Merger Sub, on the other hand, will advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement or any Other Required Company Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement or any Other Required Company Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith. Subject to the requirements of Section 6.3(d), the Company shall use its reasonable best efforts to respond as promptly a reasonably practicable to any comments from the SEC with respect the Proxy Statement or any Other Required Company Filing, as the case may be.

(f)            Dissemination of Proxy Statement. Subject to applicable law, the Company will use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement. All mailings to the Company Stockholders in connection with the transactions contemplated hereby shall be subject to the reasonable prior review and comment of Parent and the Company will give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or its counsel. In furtherance of the foregoing, the Company shall conduct in a timely manner a “broker search” in accordance with Rule 14a-13 of the Exchange Act.

6.4          Company Stockholder Meeting.

(a)           Call of Company Stockholder Meeting. Subject to the provisions of this Agreement, the Company will take all action necessary in accordance with the DGCL, the Charter, the Bylaws and the rules of Nasdaq to establish a record date for (and the Company will not change the record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)), duly call, give notice of, convene and hold a meeting of the Company Stockholders (the “Company Stockholder Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Stockholder Meeting at any time prior to the 20th Business Day following the mailing of the Proxy Statement to the Company Stockholders. Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company will use its reasonable best efforts to obtain the Requisite Stockholder Approval. The Company shall keep Parent informed on a reasonably current basis regarding its solicitation efforts and proxy tallies following the dissemination of the Proxy Statement. The Company shall, upon the request of Parent, use its commercially reasonable efforts to cause the applicable proxy solicitor of the Company to advise Parent on a reasonable basis during the last ten Business Days prior to the Company Stockholder Meeting as to the aggregate tally of proxies received by the Company with respect to the Requisite Stockholder Approval.

(b)            Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, the Company shall not postpone or adjourn the Company Stockholder Meeting without the prior written consent of Parent; provided, however, that if the Company or Parent reasonably determines in good faith that the Requisite Stockholder Approval is unlikely to be obtained at the Company Stockholder Meeting, including due to an absence of a quorum, then on no more than two occasions (for each of the Company and Parent) and prior to the vote contemplated having been taken, each of the Company and Parent shall have the right to require a postponement or adjournment of the Company Stockholder Meeting for the purpose of soliciting additional votes in favor of this Agreement and the Merger; provided, further, that no single such postponement or adjournment pursuant to the immediately preceding proviso shall delay the Company Stockholder Meeting by more than seven days from the prior-scheduled date or to a date on or after the fifth Business Day preceding the Termination Date; and provided, further, that notwithstanding the foregoing, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting to give the holders of shares of Company Common Stock sufficient time to evaluate any information or disclosure that the Company has sent or otherwise made available to the holders of shares of Company Common Stock (including in connection with a Change of Recommendation) or if the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable law, order, Nasdaq or SEC rule or regulation, provision of its Charter or Bylaws, or a request from Nasdaq, the SEC or its staff. Unless this Agreement is validly terminated in accordance with Section 8.1, the Company will submit this Agreement and the Merger to the Company Stockholders at the Company Stockholder Meeting (timely held in accordance with the requirements of this Section 6.4) even if the Company Board (or a committee thereof) has effected a Company Board Recommendation Change. The Company agrees that no matters shall be brought before the Company Stockholder Meeting other than the adoption of this Agreement, the Merger, and any related “golden parachute” vote under Rule14a-21(c) of the Exchange Act and any related and customary procedural matters (including a proposal to adjourn the meeting, if necessary, to solicit additional proxies for the purposes of obtaining the Requisite Stockholder Approval).

6.5           Financing.

(a)            No Amendments to Financing Commitment Letters. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will not (without the prior written consent of the Company) permit any termination, replacement, supplement, amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, any of the Financing Commitment Letters if such termination, replacement, supplement, amendment, modification or waiver would, or would reasonably be expected to, (i) reduce (or have the effect of reducing) either the aggregate amount of or the net proceeds to Parent from the Debt Financing (unless the Equity Financing is increased by an equivalent amount or the representations in Section 4.11(d) (as though made at the time of the effectuation of such amendment, modification, supplement or replacement) shall remain true and correct after taking into account such reduction) or reduce the aggregate amount of the Equity Financing as the Debt Financing and the Equity Financing, as applicable, are in effect on the date of this Agreement; (ii) impose new or additional, or adversely modify any existing, conditions precedent (except in connection with any “flex” provisions contained in the Debt Commitment Letter made available to the Company as of the date of this Agreement) to the funding of the Financing, in a manner that would reasonably be expected to (A) delay or prevent the Closing Date; or (B) make the timely funding of the Financing less likely to occur in any respect; or (iii) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the other parties to the Financing Commitment Letters (provided that, each of Parent and Merger Sub may, without the prior written consent of the Company, amend or modify the Debt Commitment Letter to (x) add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement (it being understood that to the extent any lenders, lead arrangers, bookrunners, syndication agents or similar entities are added to the Debt Commitment Letter as set forth in this clause (iii) pursuant to customary joinder arrangements and the commitments of the Commitment Parties (as defined in the Debt Commitment Letter as of the date hereof) are ratably reduced in connection therewith, such customary joinder arrangements will be reasonably satisfactory to the Company) and (y) enter into a Replacement Commitment Facility (as defined in the Commitment Letter). Parent and Merger Sub shall not, and shall not permit any of their respective Affiliates to, take any action not otherwise required under this Agreement that is a breach of, or would or would reasonably be expected to result in termination of, any of the Financing Commitment Letters. Any reference in this Agreement to (1) the “Equity Financing”, “Debt Financing” or “Financing” will include the financing contemplated by the Financing Commitment Letters as amended or modified in compliance with this Section 6.5; and (2) “Equity Commitment Letter”, “Debt Commitment Letter” and “Financing Commitment Letters” will include such document as amended or modified in compliance with this Section 6.5.

(b)           Equity Financing. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Equity Commitment Letter in accordance with the terms and subject to the conditions thereof; (ii) satisfy on a timely basis all conditions to funding that are applicable to Parent and Merger Sub in the Equity Commitment Letter; (iii) consummate the Equity Financing at or prior to the Closing; (iv) comply with its obligations pursuant to the Equity Commitment Letter; and (v) enforce its rights pursuant to the Equity Commitment Letter.

(c)           Debt Financing And Alternative Debt Financing. Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing and obtain the financing contemplated thereby as promptly as reasonably practicable after the date hereof (taking into account the anticipated timing of the Closing) on the terms and conditions (including, to the extent required, the full exercise of any flex provisions) set forth in the Debt Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter and the applicable definitive agreements in accordance with the terms and subject to the conditions thereof (including any “flex” provisions), subject to modifications not prohibited hereunder (ii) comply with its covenants and obligations under the Debt Commitment Letter, (iii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions (including the flex provisions) contemplated by the Debt Commitment Letter, subject to modifications not prohibited hereunder (iv) satisfy on a timely basis (or obtain a waiver to) all conditions to funding that are applicable to Parent and Merger Sub in the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter, (v) enforce its rights pursuant to the Debt Commitment Letter, including in the event of a breach by the Debt Financing Source under the Debt Commitment Letter or the definitive agreement with respect to the Debt Financing, and (vi) consummate the Debt Financing at or prior to the Closing, including by using its reasonable best efforts to cause the Debt Financing Sources to fund the Debt Financing at the Closing. Parent and Merger Sub will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letter as and when they become due in accordance with the terms of the Debt Commitment Letter. Parent shall not agree to the withdrawal, termination, repudiation or rescission of the Debt Commitment Letter or any definitive agreement with respect to the Debt Financing without the prior written consent of the Company, and shall not release or consent to the termination of the obligations of the Debt Financing Source under the Debt Commitment Letter (other than as provided therein), unless other Alternative Debt Financing is incurred by a corresponding amount and the terms of such Alternative Debt Financing would not otherwise violate the provisions of this Section 6.5. In furtherance and not in limitation of the foregoing, in the event that any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) set forth in the Debt Commitment Letter for any reason, Parent shall promptly notify the Company in writing of such event and shall use its reasonable best efforts to, as promptly as reasonably practicable following the occurrence of such event, (i) obtain alternative financing from alternative sources on terms and conditions not less favorable in the aggregate to Parent and Merger Sub than those set forth in the Debt Commitment Letter and in an amount sufficient, when taken together with the Equity Financing and the available portion of the Debt Financing, to consummate the transactions contemplated hereunder, as the case may be (the “Alternative Debt Financing”), and (ii) obtain one or more new financing commitment letters with respect to such Alternative Debt Financing (such new financing commitment letters, together with any related fee letters, exhibits, schedules, annexes, supplements, term sheets and other agreements, the “New Debt Commitment Letters”), which New Debt Commitment Letters will replace the existing Debt Commitment Letter in whole or in part. In furtherance of and not in limitation of the foregoing, in the event that (1) any portion of the Debt Financing anticipated under the Debt Commitment Letter to be structured as a high yield bond financing is unavailable, regardless of the reason therefor, and such amount is not funded through a securities demand under the Debt Commitment Letter, (2) all conditions contained in Section 7.1 and Section 7.2 have been satisfied or waived (other than (x) any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing, and (y) those conditions the failure of which to be satisfied is attributable to a breach by Parent or Merger Sub of its representations, warranties, covenants or agreements contained in this Agreement) and (3) a bridge facility contemplated by the Debt Commitment Letter (or an alternative bridge facility or other financing obtained in accordance with this Section 6.5(b)) is available on the terms described in the Debt Commitment Letter subject to the satisfaction of the conditions precedent set forth therein, then Parent shall use reasonable best efforts to cause the applicable Debt Financing Sources to fund such bridge financing in accordance with the terms of the Debt Commitment Letter and the proceeds shall be used in lieu of the affected portion of the high yield bond financing. Parent shall promptly provide the Company with a copy of any New Debt Commitment Letters (except that economic terms and “pricing flex” provisions may be redacted so long as no redaction covers terms that would (i) reduce the amount of the hereinafter defined Alternative Debt Financing below the amount necessary for Parent to complete the Merger, (ii) adversely affect the amount (including the net cash proceeds to Parent), conditionality, availability, timing or termination of the Alternative Debt Financing, as hereinafter defined, (iii) reasonably be expected to prevent, impair or delay the consummation of the hereinafter defined Alternative Debt Financing or (iv) impose new or additional, or adversely modify any existing, conditions precedent). No Alternative Debt Financing or New Debt Commitment Letter may expand upon the conditions precedent or contingencies to the funding of the Debt Financing on the Closing Date as set forth in the Debt Commitment Letter in effect on the date hereof or otherwise include terms (including any “flex” provisions) that would reasonably be expected to make the likelihood that the Alternative Debt Financing would be funded less likely. In the event that any New Debt Commitment Letters are obtained, (A) any reference in this Agreement to the “Financing Commitment Letters” or the “Debt Commitment Letter” will be deemed to include the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letters to the extent then in effect, and (B) any reference in this Agreement to the “Financing” or the “Debt Financing” means the debt financing contemplated by the Debt Commitment Letters as modified pursuant to the foregoing. Without the Company’s prior written consent, Parent shall not directly or indirectly take any action that would or would reasonably be expected to result in the Debt Financing not being available or that would or would reasonably be expected to materially delay the availability of the Debt Financing.

(d)           Updates. Upon reasonable request by the Company, Parent and Merger Sub shall keep the Company informed in reasonable detail of any material developments concerning the status of its efforts to arrange the Financing (or any Alternative Debt Financing) and provide to the Company copies of all executed amendments, modifications, consents or waivers to or under any Financing Commitment Letters and all executed and substantially final material draft definitive documents related to the Financing.

(e)           Notice. Without limiting the generality of Section 6.5(d), Parent and Merger Sub shall give the Company prompt written notice (and, in any event, within two (2) Business Days) (i) of any default or breach (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach) by any party to any Debt Commitment Letter or Equity Commitment Letter or material definitive document related to the Financing of which Parent, Merger Sub or any of their Affiliates becomes aware, (ii) of the receipt of any written notice or other written communication from the Debt Financing Source or Guarantors with respect to any actual or potential default, breach, termination or repudiation by any party to the Debt Commitment Letter or Equity Commitment Letter or any material definitive document related to the Financing, (iii) of the occurrence of an event or development that would reasonably be expected to have a material and adverse impact on the ability of Parent and Merger Sub to obtain all or any portion of the Financing contemplated by the Debt Commitment Letter and Equity Commitment Letter on the terms, in the manner or from the sources contemplated by such letters or the material definitive documents related to the Financing, (iv) any termination, cancellation or repudiation by any party to any of the Financing Commitment Letters or material definitive document related to the Financing of which Parent or Merger Sub becomes aware; (v) of the receipt by Parent or Merger Sub of any notice or other communication from any Person with respect to any material dispute or disagreement between or among parties to any of the Debt Commitment Letter, Equity Commitment Letter or the definitive documents related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing (but excluding ordinary course negotiations); and (vi) if for any reason Parent, Merger Sub or any of their Affiliates believes in good faith that (A) there is (or there is likely to be) a material dispute or disagreement between or among parties to any of the Debt Commitment Letter, Equity Commitment Letter or the definitive documents related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing (but excluding ordinary course negotiations) or (B) there is a reasonable likelihood that the Financing will not be available for any reason on the terms, in the manner or from the sources contemplated by the Financing Commitment Letters or any definitive documents related to the Financing. As soon as reasonably practicable, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence.

(f)            Enforcement. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.5 will require, and in no event will the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) bring any enforcement action against any source of the Financing to enforce its rights pursuant to the Financing Commitment Letter (it being understood that Parent and Merger Sub will seek to enforce, including by bringing suit for specific performance, the Equity Commitment Letter if the Company seeks and is granted a decree of specific performance of the obligation to consummate the Merger); or (ii) seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter.

6.6          Cooperation With Debt Financing.

(a)           Cooperation with Debt Financing. Prior to the Effective Time, at Parent’s sole expense, the Company will use its reasonable best efforts to, and will use its reasonable best efforts to cause each of its Subsidiaries and its and their respective Representatives to, provide such cooperation as may be reasonably requested by Parent or Merger Sub to assist them in arranging the Debt Financing, including, but not limited to:

(i)              assisting in preparation for and participating (and causing senior management and Representatives, with appropriate seniority and expertise, of the Company to participate) in a reasonable number of meetings and presentations with actual or prospective lenders, road shows and due diligence sessions, drafting sessions and sessions with rating agencies, and otherwise cooperating with the marketing and due diligence efforts for any of the Debt Financing as contemplated by the Debt Commitment Letter;

(ii)             cooperating reasonably with the Financing Sources’ due diligence, to the extent reasonably requested;

(iii)            assisting Parent and the Financing Sources in a commercially reasonable manner with the timely preparation of customary (A) rating agency presentations, bank information memoranda, confidential information memoranda, lender presentations and similar documents required in connection with or proper for the Debt Financing or customarily used to arrange transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company; and (B) pro forma financial statements and forecasts of financial statements of the Surviving Corporation for one or more periods following the Closing Date, in each case based on financial information and data derived from the Company’s historical books and records; provided, however, that no member of the Company Group will be required to provide any information or assistance with respect to the preparation of pro forma financial statements and forecasts of financing statements relating to (i) the determination of the proposed aggregate amount of the Debt Financing, the interest rates thereunder or the fees and expenses relating thereto; (ii) the determination of any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (iii) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company;

(iv)            as promptly as reasonably practicable, (A) providing Parent and the Financing Sources (1) all Required Financial Information, (2) the financial information of the Company identified in paragraph 4 of the Debt Commitment Letter as in effect on the date hereof and (3) other information relating to the Company and its Subsidiaries (including its operations, financial projections and prospects) as may be reasonably requested by Parent and customary to assist in preparation of the Offering Documents and supplementing such information to the extent any such information contains any material misstatement of fact or omits to state a material fact necessary to make such information not misleading as may be reasonably requested by Parent or the Financing Sources to the extent that such information is of the type and form customarily included in a bank confidential information memorandum in connection with the arrangement of financing similar to the Debt Financing or in rating agency presentations, lender presentations or other customary marketing materials and (B) informing Parent if the chief executive officer, chief financial officer, treasurer or controller of the Company shall have knowledge of any facts as a result of which a restatement of any financial statements to comply with GAAP would be likely;

(v)            assisting in a commercially reasonable manner with the preparation of Offering Documents;

(vi)            requesting the independent auditors to cooperate with Parent’s reasonable best efforts to obtain customary accountant’s comfort letters (including “negative assurance”) and consents from the Company’s independent auditors;

(vii)           executing and delivering, solely to the extent such execution and delivery would only be effective on or after the Closing Date, of any definitive agreements, pledge and security documents, mortgages, currency or interest hedging arrangements and other definitive financing documents and certificates as may be reasonably requested by Parent or the Financing Sources (including using reasonable best efforts to obtain, to the extent applicable, consents of accountants for use of their reports in any materials relating to the Debt Financing as reasonably requested by Parent), obtaining insurance certificates and endorsements, and facilitating the delivery of all stock and other certificates representing equity interests in the Company and its Subsidiaries to the extent required in connection with the Debt Financing, and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(viii)          reasonably facilitating the granting of security interests (and perfection thereof) in collateral or the reaffirmation of the pledge of collateral on or after the Closing Date, and obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing Indebtedness required to be repaid at the Closing and the release and termination of any and all related liens on or prior to the Closing Date;

(ix)             providing customary authorization letters, confirmations and undertakings to the Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Financing Sources that the information pertaining to the Company Group and based on financial information and data derived from the Company’s historical books and records contained in the disclosure and marketing materials related to the Debt Financing is complete and correct in all material respects and that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or securities; provided, however, that all such materials have been previously identified to, and provided to, the Company;

(x)              to the extent any information constituting material non-public information about the Company or its Subsidiaries or securities (1) is “flash” or “recent development sales” and/or EBITDA information for any completed fiscal quarter or other completed fiscal period or (2) would otherwise customarily be made public by the Company or its Subsidiaries, if requested by Parent, publicly disclosing such information such that such information no longer constitutes material non-public information about the Company or its Subsidiaries or securities;

(xi)             ensuring that the Debt Financing benefits from existing lending relationships of the Company and its Subsidiaries;

(xii)            taking all reasonable corporate and other actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing (including distributing the proceeds of the Debt Financing, if any, obtained by any Subsidiary of the Company to the Surviving Corporation);

(xiii)            promptly furnishing (but in no event later than three (3) Business Days prior to the Closing Date) Parent and the Financing Sources with all documentation and other information about the Company Group as is reasonably requested by Parent or the Financing Sources relating to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and the requirements of 31 C.F.R. § 1010.230, to the extent requested in writing at least ten (10) Business Days prior to the Closing Date;

provided, however, that nothing herein shall require Company or any Subsidiary to take any action that would be effective prior to the Closing, including with respect to any lien on any assets of the Company or its Subsidiaries in connection with the Debt Financing.

(b)           Obligations of the Company. Notwithstanding anything in this Agreement to the contrary, (i) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or enter into any binding agreement or commitment or incur any other actual or potential liability or obligation in connection with the Debt Financing (or any Alternative Debt Financing) prior to the Closing, (ii) none of the Company, its Subsidiaries or their respective directors, managers, officers or employees shall be required to execute or enter into, perform or authorize any agreement with respect to the financing contemplated by the Debt Commitment Letter (other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) that is not contingent upon the Closing or that would be effective prior to the Closing Date (and for the avoidance of doubt, the board of directors or other equivalent governing body of Parent shall enter into or provide any resolutions, consents, approvals or other Closing arrangements on behalf of the Company and its Subsidiaries as may be required by the Debt Financing Source pursuant to the Debt Commitment Letter at, or as of, the Closing), (iii) no director, manager, officer or employee of the Company or any of the Company Subsidiaries shall be required to deliver any certificate or take any other action pursuant to this Section 6.6 to the extent any such action would reasonably be expected to result in personal liability to such director, manager, officer or employee, (iv) neither the Company nor any of its Subsidiaries shall be required to take any action that would reasonably be expected, in the reasonable judgment of the Company, to conflict with, or result in any violation or breach of, any applicable laws, any organizational documents of the Company or any of its Subsidiaries, any Contract or obligations of confidentiality (not created in contemplation hereof) binding on the Company or any of its Subsidiaries, (v) neither the Company nor any of its Subsidiaries shall be required to take any action that would cause any condition to the Closing set forth herein to not be satisfied or otherwise cause any breach of this Agreement, (vi) neither the Company nor any of its Subsidiaries shall be required to make any representation, warranties or certifications as to which, after the Company’s use of reasonable best efforts to cause such representation, warranty or certification to be true, the Company has in its good faith determined that such representation, warranty or certification is not true, (vii) neither the Company nor any of its Subsidiaries shall be required to become subject to any obligations or liabilities with respect to such agreements or documents prior to the Closing other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records), and (viii) neither the Company nor any of its Subsidiaries shall be required to (x) provide access to or disclose information that the Company determines would jeopardize any attorney–client privilege or other similar privilege of the Company or any of its Subsidiaries or (y) change any fiscal period. In addition, (A) no action, liability or obligation of the Company Group or any of its Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) will be effective until the Effective Time, and the Company Group will not be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time; and (B) any bank information memoranda required in relation to the Debt Financing will contain disclosure reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 6.6 will require the Company Board to approve any financing (including the Debt Financing) or Contracts related thereto, effective prior to the Closing Date.

(c)           Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company Group or the reputation or goodwill of the Company Group; (ii) are used solely in connection with a description of the Company, its business and products or the Merger; and (iii) are used in a form and manner reasonably acceptable to the Company.

(d)          Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any Financing Sources or prospective Financing Sources and other financial institutions and investors that may become parties to the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other confidentiality undertakings customary for transactions similar to the Debt Financing.

(e)            Reimbursement. Promptly upon request by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company Group or its Representatives in connection with the cooperation of the Company Group contemplated by this Section 6.6.

(f)            Indemnification. The Company Group and its Representatives will, promptly upon request by the Company, be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with any cooperation provided pursuant to this Section 6.6 or the provision of information utilized in connection therewith. Parent’s obligations pursuant to Section 6.6(e) and this Section 6.6(f) referred to collectively as the “Reimbursement Obligations.”

(g)           No Financing Condition. The Parties acknowledge and agree that the provisions contained in this Section 6.6 represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of the Financing and no other provision of this Agreement shall be deemed to expand or modify such obligations. Notwithstanding anything herein to the contrary, Parent and Merger Sub each acknowledge and agree that obtaining the Financing is not a condition to the Closing. If the Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Merger.

6.7           Anti-Takeover Laws. Parent, Merger Sub and the Company will take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

6.8           Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of the Company, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable law or regulation requires the Company to restrict or otherwise prohibit access to such documents or information; access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company Group is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets of third Persons; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided, that such access may be provided remotely to the extent the Company determines necessary or advisable in light of the COVID-19 pandemic. Nothing in this Section 6.8 will be construed to require the Company Group or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company Group or create a risk of damage or destruction to any property or assets of the Company Group. Any access to the properties of the Company Group will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8. All requests for access pursuant to this Section 6.8 must be directed to the General Counsel of the Company, or another Person designated by the Company.

6.9           Section 16(b) Exemption. The Company will take all actions reasonably necessary to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10         Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)           Indemnified Parties. From and after the Effective Time, each of Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and each of Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law), each present and former director, officer and employee of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, to the fullest extent that the Company would have been permitted under applicable law.

(b)           Indemnification Obligation. Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses), whether asserted or claimed prior to, at or after the Effective Time, in favor of any Indemnified Party as provided in the (i) Company's certificate of incorporation, (ii) the Company's bylaws, (iii) the respective comparable organizational documents of the Company’s Subsidiaries, and (iv) any indemnification or other agreements (clauses (i) through (iv), collectively, the “Indemnification Agreements”) of the Company or any Subsidiary of the Company (in the case of each such Indemnification Agreement, as in effect on the date of this Agreement) will survive the Merger and will continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations with respect to any claims or potential claims against such directors, officers or employees arising out of such acts or omissions (and until such later date as such claims and any proceedings arising therefrom are finally disposed of) or such later date as is provided pursuant to the terms thereof, and from and after the Effective Time, Parent will comply with and honor, and will cause the Surviving Corporation to comply with and honor, the foregoing obligations.  From and after the Effective Time, Parent and the Surviving Corporation will not amend, repeal or otherwise modify the Charter, the Bylaws or the respective comparable organizational documents of the Company’s Subsidiaries in any manner that could reasonably be expected to adversely affect the rights thereunder of any such director, officer or employee with respect to their acts or omissions occurring at or prior to the Effective Time.

(c)           D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, the Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annual cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect.

(d)           Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(e)            No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Party (or any other person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Party or other person. Each of the Indemnified Parties, together with other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives), are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if such person were a Party. The rights of the Indemnified Parties (and other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company Group; or (iv) applicable law (whether at law or in equity).

(f)            Joint and Several Obligations. The obligations of the Surviving Corporation, Parent and their respective Subsidiaries pursuant to this Section 6.10 will be joint and several.

(g)           Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company Group for any of its directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11        Employee Matters.

(a)           Employment; Benefits. As of the Closing, the Surviving Corporation or one of its Subsidiaries will continue to employ the employees of the Company Group as of the Effective Time. From and after the Effective Time until 12 months following the Closing Date, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide compensation, benefits and severance payments to each Continuing Employee that are substantially comparable in the aggregate to the compensation, benefits and severance payments provided to such employee immediately prior to the Effective Time (other than equity based benefits and individual employment agreements).

(b)           For all purposes under the benefit plans and arrangements of Parent and its Subsidiaries covering any Continuing Employee (the “New Plans”), Parent shall use commercially reasonable efforts to cause such Continuing Employee to be credited with his or her years of service with the Company and its Subsidiaries (including, in each case, their predecessors) before the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, Parent shall use commercially reasonable efforts to cause each Continuing Employee, to be immediately eligible to participate, without any waiting time, in all New Plans that are welfare benefit plans to the extent coverage under such New Plan replaces or is intended to replace coverage under a comparable Company Plan (such plans, collectively, the “Old Plans”). In addition, for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements to be waived for such persons. In addition, Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by any Continuing Employee under an Old Plan to be taken into account under the corresponding New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such persons.

(c)           In addition to what is afforded under Section 6.11(a), Parent will, in its sole discretion, make cash and/or equity award, retention or incentive scheme decisions for eligible Continuing Employees, following the consummation of the Transaction, based on the award, retention or incentive opportunities currently held by Parent’s similarly situated employees.

(d)           Parent shall assume sponsorship of the Company Stock-Settled Bonus Plans and related awards and shall administer the Company Stock-Settled Bonus Plans and awards in accordance with their terms.  All decisions under the Company Stock-Settled Bonus Plans shall be made, subject to the terms of the applicable Company Stock-Settled Bonus Plans and awards, by Parent.

(e)           No Third Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.11 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee for any reason; (ii) subject to the limitations and requirements specifically set forth in this Section 6.11, require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any Company Plan or prevent the amendment, modification or termination thereof after the Effective Time; (iii) except as provided in Section 9.6, create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.

6.12         Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.13         Notification of Certain Matters.

(a)           Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing, except that (i) no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the Parties under this Agreement and (ii) failure to so notify shall not be, nor be deemed to be, a breach of this Section 6.13(a). The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 6.13(a).

(b)           Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing, except that (i) no such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement and (ii) failure to so notify shall not be, nor be deemed to be, a breach of this Section 6.13(b). The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 6.13(b).

6.14         Public Statements and Disclosure. The initial press release concerning this Agreement and the Merger of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will each be reasonably acceptable to the other Party. Thereafter, the Company (other than with respect to the portion of any communication relating to a Company Board Recommendation Change), on the one hand, and Parent and Merger Sub, on the other hand, will use their respective reasonable best efforts to consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Merger, except that the Company will not be obligated to engage in such consultation with respect to communications that are (i) required by applicable law, regulation or stock exchange rule or listing agreement; principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with the previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by the other Party); or solely to the extent related to a Superior Proposal or Company Board Recommendation Change.

6.15         Transaction Litigation. Prior to the Effective Time, Parent and the Company will each provide the other with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep the other reasonably informed with respect to the status thereof. Each of Parent and the Company will (a) give the other the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with the other with respect to the defense, settlement and prosecution of any Transaction Litigation. Neither Parent nor the Company may compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless both Parent and the Company have consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.15, “participate” means that Parent or the Company, as the case may be, will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the other party (to the extent that the attorney-client privilege between the other party and its counsel is not undermined or otherwise affected), and Parent or the Company, as the case may be, may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.16         Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from the Nasdaq Global Select Market as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.17         Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.

6.18         No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

6.19         No Employment Discussions. Except as approved by the Company Board, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent and Merger Sub will not, and will not permit any of their Subsidiaries or controlled Affiliates to, authorize, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any executive officer of the Company (i) regarding any continuing employment or consulting relationship with the Surviving Corporation from and after the Effective Time; or (ii) pursuant to which any such individual would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; or (iii) pursuant to which such individual would agree to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

Article VII.
CONDITIONS TO THE MERGER

7.1          Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions:

(a)           Requisite Stockholder Approval. The Company will have received the Requisite Stockholder Approval.

(b)           Antitrust Laws. The waiting periods (and any extensions thereof), if any, applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated, or all requisite consents pursuant thereto, and pursuant to any other Antitrust Laws, will have been obtained.

(c)           No Prohibitive Laws or Injunctions. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that in each case prohibits, makes illegal, or enjoins the consummation of the Merger.

7.2          Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)           Representations and Warranties.

(i)              Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not have a Company Material Adverse Effect.

(ii)              The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3(c), Section 3.7(c) (other than the first sentence thereof), Section 3.7(d), Section 3.12(a)(ii) and Section 3.25 that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) that are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date).

(iii)             The representations and warranties set forth in Section 3.7(a), Section 3.7(b) and the first sentence of Section 3.7(c) will be true and correct in all respects as of the Closing Date (in each case (A) without giving effect to any Company Material Adverse Effect or other materiality qualifications; and (B) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failure to be so true and correct in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company or Parent, individually or in the aggregate, that is more than $435,000.

(b)           Performance of Obligations of the Company. The Company will have performed and complied in all material respects with the covenants of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)           Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)            Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date hereof that is continuing.

7.3          Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)           Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement will be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for (i) any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement; and (ii) those representations and warranties that address matters only as of a particular date, which representations will have been true and correct as of such particular date, except for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b)           Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub will have performed and complied in all material respects with the covenants of this Agreement required to be performed and complied with by them at or prior to the Closing.

(c)           Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article VIII.
TERMINATION, AMENDMENT AND WAIVER

8.1          Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)           at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company by determination of their respective boards of directors;

(b)           by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any final, non-appealable permanent injunction or other permanent judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger is in effect; or (ii) any statute, rule, regulation or order has been enacted, entered, enforced or becomes applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party that has breached in any material respect its obligations under Section 6.1, Section 6.2 or Section 6.15 before asserting the right to terminate pursuant to this Section 8.1(b);

(c)            by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., Pacific time, on the later of March 26, 2021 or, if the Marketing Period has started and is in effect at such date, then the second Business Day following the end of the Marketing Period (but in no event shall such date be later than the 17th Business Day following March 26, 2021) (the “Termination Date”), provided, that if the condition set forth in Section 7.1(b) shall not have been satisfied but all other conditions in Sections 7.1, 7.2 and 7.3 shall have been satisfied or waived (other than those that by their terms are to be satisfied at the Closing, provided that they would be satisfied if the Closing were to occur on such date), the Termination Date may be extended by either Parent or the Company by written notice to the other party to a date not beyond June 26, 2021, and provided further, that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (i) (1) Parent if the Company has the valid right to terminate this Agreement pursuant to Section 8.1(g); or (2) the Company if Parent has the valid right to terminate this Agreement pursuant to Section 8.1(e); and (ii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date; or (B) the failure of the Effective Time to have occurred prior to the Termination Date;

(d)           by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(d)) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the cause of, or resulted in, the failure to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof);

(e)           by Parent (whether prior to or after the receipt of the Requisite Stockholder Approval), if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2, except that if such breach is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Company Breach Notice Period”), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured within the Company Breach Notice Period (to the extent capable of being cured), and provided, further, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if Parent or Merger Sub is then in material breach of any representation, warranty, covenant or other agreement, which breach would result in a failure of a condition set forth in Section 7.3(a) or (b);

(f)            by Parent, if at any time after the date of this Agreement the Company Board (or a committee thereof) has effected a Company Board Recommendation Change; provided, however, that Parent may exercise its right of termination pursuant to this clause only until 5:00 pm California time on the earlier of (A) the date that is one Business Day immediately preceding the initial convening of the Company Stockholder Meeting and (B) the twentieth (20th) day following the date on which the Company has notified Parent that the Company Board has effected a Company Board Recommendation Change;

(g)           by the Company (whether prior to or after the receipt of the Requisite Stockholder Approval), if Parent or Merger Sub has breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 30 days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Parent Breach Notice Period”), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured within the Parent Breach Notice Period (to the extent capable of being cured) and provided, further, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or other agreement hereunder, which breach would result in a failure of a condition set forth in Section 7.2(a) or (b);

(h)           by the Company, at any time prior to receiving the Requisite Stockholder Approval if (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into a definitive Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal; (iii) the Company has complied in all material respects with Section 5.3(d)(ii) with respect to such Superior Proposal; and (iv) concurrently with such termination the Company pays the Company Termination Fee due to Parent in accordance with Section 8.3(b) (subject to Section 8.3(e)(ii)); provided, however, that a termination pursuant to this Section 8.1(h) shall not be effective unless the Company has paid, or has caused to be paid, to Parent the Company Termination Fee (subject to Section 8.3(e)(ii)); or

(i)            by the Company, at any time prior to the Effective Time if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied or waived (other than conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing or has been previously irrevocably waived by Parent), (ii) the Company has irrevocably notified Parent at least two (2) Business Days prior to such termination in writing (A) that it is ready, willing and able to consummate the Closing throughout such two (2) Business Day period, and (B) that all conditions set forth in Section 7.3 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at Closing, each of which is capable of being satisfied Closing), and (iii) Parent and Merger Sub fail to consummate the Closing in accordance with Section 2.3 by the end of such two (2) Business Day period.

8.2           Manner and Notice of Termination; Effect of Termination.

(a)           Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated and setting forth in reasonable detail the basis for such termination pursuant to such provision.

(b)           Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that Section 6.6(e), Section 6.6(f), Section 6.14, this Section 8.2, Section 8.3, Section 8.6 and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing nothing in this Agreement will relieve any Party from any liability for damages (which the parties agree in the case of the Company shall include the benefit of the bargain lost by the Company’s stockholders, which shall be deemed in such event to be damages of the Company) for any Willful Breach. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any party pursuant to the Confidentiality Agreement or the Guaranty, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

(c)           For the avoidance of doubt, in the event of termination of this Agreement, the Financing Sources will have no liability to the Company, any of its Affiliates or any of its or their direct or indirect equityholders hereunder or otherwise relating to or arising out of the transactions contemplated hereby or any Debt Financing (including for any willful and material breach), provided, however, that the foregoing shall not preclude any liability (x) of the Debt Financing Sources to the Company and its Affiliates under any confidentiality agreement entered into in connection with this Agreement or the transactions contemplated hereby or (y) under the Guaranty in accordance with its terms.

8.3           Fees and Expenses.

(a)           General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Payment Agent. Conditioned upon the consummation of the Closing, Parent will pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, real property transfer and other similar Taxes or fees arising out of or in connection with entering into this Agreement and the consummation of the Merger.

(b)           Company Payments.

(i)            If (A) this Agreement is validly terminated pursuant to Section 8.1(d) or Section 8.1(e); (B) following the execution and delivery of this Agreement and prior to (1) in the case of Section 8.1(d), the Company Stockholder Meeting (or any adjournment or postponement thereof) or (2) in the case of Section 8.1(e), the termination of this Agreement pursuant to Section 8.1(e), an Acquisition Proposal for an Acquisition Transaction has been publicly announced or disclosed and not withdrawn or otherwise abandoned; and (C) within one year following the termination of this Agreement pursuant to Section 8.1(d) or Section 8.1(e), as applicable, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction (which Acquisition Transaction is subsequently consummated), then the Company will concurrently with the consummation of such Acquisition Transaction, pay to Parent an amount equal to $30,450,000 (the “Company Termination Fee”). For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii)           If this Agreement is validly terminated pursuant to Section 8.1(f) or Section 8.1(h), then the Company must pay to Parent the Company Termination Fee either (1) if terminated pursuant to Section 8.1(f), promptly (and in any event within two (2) Business Days) following such termination or (2) if terminated pursuant to Section 8.1(h), substantially concurrently with such termination.

(c)           Parent Payments. If this Agreement is validly terminated pursuant to Section 8.1(i), then Parent must promptly (and in any event within two Business Days) following such termination pay, or cause to be paid, to the Company an amount equal to $65,250,000 (the “Parent Termination Fee”).

(d)           Single Payment Only. The Parties acknowledge and agree that in no event will (x) the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events and (y) Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e)           Payments; Default.

(i)            The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger, and that, without these agreements, the Parties would not enter into this Agreement.

(ii)            All payments under this Section 8.3 shall be made by the Company to Parent (with respect to the Company Termination Fee) or by Parent to the Company (with respect to the Parent Termination Fee), in each case, by wire transfer of immediately available funds to an account designated in writing by Parent or the Company (as applicable). If Parent fails to provide valid wire instructions at least two (2) Business Days prior to a deadline for payment by the Company set forth in this Section 8.3, then such deadline for payment shall be extended to a date that is two (2) Business Days following the date that such wire instructions are so provided by Parent.

(f)            Sole and Exclusive Remedy.

(i)            Subject to the limitations set forth below, Parent’s payment of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c) will be the only monetary damages payable by Parent, Merger Sub or any of their Affiliates for breaches under this Agreement, the Guaranty, the Equity Commitment Letter, any other agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable law arising out of any such breach, termination or failure. Upon payment of such amount, (1) none of (A)  Parent, Merger Sub or the Guarantors; or (B) the former, current and future holders of any equity, controlling Persons, directors, officers, employees, agents, attorneys, Financing Sources, Affiliates (other than Parent, Merger Sub or the Guarantors), members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub and the Guarantors (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”) will have any further liability or obligation to the Company (or for the avoidance of doubt any Company Related Parties) relating to or arising out of this Agreement, the Equity Commitment Letter, the Guaranty, any other agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their Affiliates) or any other applicable Parent Related Parties will remain obligated with respect to, and the Company Group may be entitled to remedies with respect to, the Guaranty, the Confidentiality Agreement, any Willful Breach by Parent or Merger Sub of any of their representations, warranties, covenants or agreements contained in this Agreement, and Section 8.3(c), as applicable); and (2) none of the Company or any other Person will be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any Parent Related Party arising out of this Agreement, the Equity Commitment Letter, the Guaranty, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their Affiliates) and any other applicable Parent Related Parties will remain obligated with respect to, and the Company Group may be entitled to remedies with respect to, the Guaranty, the Confidentiality Agreement, any Willful Breach by Parent or Merger Sub of any of their representations, warranties, covenants or agreements contained in this Agreement, and Section 8.3(c), as applicable). In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of, in the aggregate, the Parent Termination Fee against any Parent Related Parties, and in no event will the Company Group be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess, in the aggregate, of the Parent Termination Fee against the Parent Related Parties for, or with respect to, this Agreement, the Equity Commitment Letter, the Guaranty or the transactions contemplated hereby and thereby (including, any breach by the Guarantors, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable law arising out of any such breach, termination or failure (except that this sentence shall not apply in any respect to matters relating to the Guaranty, the Confidentiality Agreement, any Willful Breach by Parent or Merger Sub of any of their representations, warranties, covenants or agreements contained in this Agreement, and Section 8.3(c), as applicable). Other than the Guarantors’ obligations under the Guaranty and Equity Commitment Letter and other than the obligations of Parent and Merger Sub to the extent expressly provided in this Agreement (including in respect of any Willful Breach by Parent or Merger Sub of any of their representations, warranties, covenants or agreements contained in this Agreement, and Section 8.3(c)), in no event will any Parent Related Party or any other Person other than the Guarantors, Parent and Merger Sub have any liability for monetary damages to the Company or any other Person (including any Company Related Parties) relating to or arising out of this Agreement, the Merger, the Guaranty, the Equity Commitment Letter, or the transactions contemplated hereby or thereby (except that this sentence shall not apply in any respect to matters relating to the Confidentiality Agreement).

(ii)           The Company’s payment of the Company Termination Fee to the extent owed pursuant to Section 8.3(b) will be the only monetary damages of Parent and Merger Sub and each of their respective Affiliates may recover from (A) the Company Group and its Affiliates; and (B) the former, current and future holders of any equity, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company Group and its Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable law arising out of any such breach, termination or failure, and upon payment of such amount, (1) none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company Group may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.3(b) and Section 8.3(e), as applicable); and (2) none of Parent, Merger Sub or any other Person will be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company Group may be entitled to remedies with respect to, the Confidentiality Agreement, Section 8.3(b) and Section 8.3(e), as applicable). Under no circumstances will the collective monetary damages payable by the Company for breaches under this Agreement (taking into account the payment of the Company Termination Fee pursuant to this Agreement) exceed the Company Termination Fee in the aggregate for all such breaches (and any indemnification pursuant to Section 8.3(e)) (the “Company Liability Limitation”). In no event will any of Parent, Merger Sub or the Guarantors; or the former, current and future holders of any equity, controlling Persons, directors, officers, employees, agents, attorneys, Financing Sources, Affiliates (other than Parent, Merger Sub or the Guarantors), members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub and the Guarantors seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Company Liability Limitation against any of the Company Related Parties, and in no event will Parent or Merger Sub be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation against the Company Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable law arising out of any such breach, termination or failure.

(g)           Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in Section 8.3(f), it is agreed that Parent, Merger Sub and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 9.8(b), except that, although the Company, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 9.8(b) and Section 9.8(c), under no circumstances will the Company be permitted or entitled to receive both specific performance that compels Parent and Merger Sub to effect the Merger (as contemplated by and subject to the limitations in Section 9.8(c)) and any monetary damages (e.g., the Parent Termination Fee). For the avoidance of doubt, nothing in this Section 8.3(g) shall serve to limit the Company from being paid monetary damages if (i) specific performance (other than with respect to compelling Parent and Merger Sub to effect the Merger (as contemplated by and subject to the limitations in Section 9.8(c)) and the Merger is actually effected) is received but the Merger is nonetheless never effected or (ii) if specific performance is sought to compel Parent and Merger Sub to effect the Merger (as contemplated by and subject to the limitations in Section 9.8(c)) but such specific performance is not received and the Merger is not consummated.

8.4           Amendment. Subject to applicable law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in Section 6.6(a), Section 8.2, Section 8.3(f), Section 8.6, Section 9.3(c), Section 9.6, Section 9.8, Section 9.10(b), Section 9.11, Section 9.12, and this sentence of Section 8.4 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of the provisions relating to the Financing Sources set forth in Sections 6.6(a), Section 8.2(c), Section 8.3(f), Section 8.6, Section 9.3, Section 9.6, Section 9.8, Section 9.10, Section 9.11 or this sentence of Section 8.4) may not be amended, modified or altered without the prior written consent of the Debt Financing Sources.

8.5           Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

8.6           No Liability of Debt Financing Sources. None of the Debt Financing Sources will have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Debt Financing Sources hereunder or thereunder; provided, however, that the foregoing shall not preclude any liability of the Debt Financing Sources to the Company and its Affiliates under any confidentiality agreement entered into in connection with this Agreement or the transactions contemplated hereby; and provided, further, however, that nothing in this Section 8.6 shall limit the rights of the Company and its Affiliates from and after the Effective Time under any debt commitment letter or the definitive debt documents executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company and/or its Affiliates are party thereto.

Article IX.
GENERAL PROVISIONS

9.1           Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time or are contemplated to be performed following the Effective Time will survive the Effective Time in accordance with their respective terms.

9.2           Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand or by email transmission, in each case to the intended recipient as set forth below:

(a)            if to Parent or Merger Sub to:

Ivanti, Inc.

10377 South Jordan Gateway

Suite 110

South Jordan, Utah 84095

Attn:        Jim Schaper, Executive Chairman and CEO

Email:     Jim.Schaper@ivanti.com

with a copy (which will not constitute notice) to:

Sidley Austin LLP

1999 Avenue of the Stars

17th Floor

Los Angeles, CA 90067

Attn:       Mehdi Khodadad

Email:     mkhodadad@sidley.com

(b)           if to the Company (prior to the Effective Time) to:

MobileIron, Inc.

490 East Middlefield Road

Mountain View, California 94043

Attn: Andrew Hallin, General Counsel

Email: dhallin@mobileiron.com

with a copy (which will not constitute notice) to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Attn:      Brandon C. Parris, Esq.

Michael O’Bryan, Esq.

Michael Krigbaum, Esq.

Email:    bparris@mofo.com

mobryan@mofo.com

mkrigbaum@mofo.com

Any notice received at the addressee’s location or by email at the addressee’s email address, on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address, email address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3           Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that Parent and Merger Sub will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Effective Time (a) in connection with a merger or consolidation involving Parent or Merger Sub or other disposition of all or substantially all of the assets of Parent, Merger Sub or the Surviving Corporation; (b) to any of their respective Affiliates; or (c) to any Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, it being understood that, in each case, such assignment will not (i) affect the obligations of Parent hereunder or the parties to the Equity Commitment Letter or the Guarantors pursuant to the Guaranty; or (ii) impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of shares of Company Common Stock, Company RSUs, Company PSUs, and Company Options pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder.

9.4           Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that the Company and an Affiliate of Parent have previously executed a Confidentiality Agreement, dated July 6, 2020 (together with any and all joinders thereto with additional named parties in such joinders, the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives will hold and treat all documents and information concerning the Company Group furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5           Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter, the Guaranty and the Equity Commitment Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6           Third Party Beneficiaries.

(a)           Except as set forth in Section 6.6(e), Section 6.6(f), Section 6.10, and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.6(e), Section 6.6(f) or Section 6.10; (b)  the Company may enforce this Agreement and seek damages on behalf of the holders of shares of Company Common Stock, Company RSUs, Company PSUs and Company Options (which Parent, Merger Sub and the Guarantors acknowledge and agree may include damages based on a decrease in share value or lost premium) subject to the limitations set forth in Section 8.3(f)(i); and (c) from and after the Effective Time, the rights of the holders of shares of Company Common Stock, Company RSUs, Company PSUs and Company Options to receive the merger consideration set forth in Article II and the rights of the recipients of Stock-Settled Bonus Plan awards to be treated in accordance with Section 6.11(d). The rights granted pursuant to clause (b) of the second sentence of this Section 9.6 will only be enforceable on behalf of the holders of shares of Company Common Stock, Company RSUs, Company PSUs and Company Options by the Company, in its sole and absolute discretion, as agent for such holders, and it is understood and agreed that any and all interests in such claims will attach to such shares of the Company Common Stock, Company RSUs, Company PSUs or Company Options and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith and subject to the limitations set forth in Section 8.3(f)(i)) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to such holders as of any date determined by the Company; or (B) retained by the Company for the use and benefit of the Company in any manner that the Company deems fit. The provisions of Section 8.2, Section 8.3(f), Section 8.4, Section 8.6, Section 9.3(c), Section 9.8, Section 9.10(b), Section 9.11 and this Section 9.6 will inure to the benefit of the Financing Sources and their successors and assigns, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Financing Sources and their respective successors and assigns). The provisions of Section 8.3(f) will inure to the benefit of the Company Related Parties and the Parent Related Parties and their respective successors and assigns, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Company Related Parties and the Parent Related Parties (as applicable) and their respective successors and assigns).

(b)           The representations and warranties in this Agreement are the product of negotiations among and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.7           Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8           Remedies.

(a)           Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and monetary damages, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance).

(b)           Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement, the Equity Commitment Letter or any Guaranty, and to enforce specifically the terms and provisions of any or all thereof, in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity, except as provided in Section 8.3. Each party hereto agrees that the right of specific performance is an integral part of the transactions contemplated by this Agreement and that, without that right, neither the Company nor Parent would have entered into this Agreement. Each party hereto accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement, all in accordance with the terms of this Section 9.8. Each party hereto further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.8, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Termination Date, any party hereto seeks or brings an action to enforce specifically the performance of the terms and provisions hereof by any other party or any Guarantor, the Termination Date shall automatically be extended until resolution of such action and all related actions (including any appeals) or by such other time period established by the court presiding over such action.

(c)           Notwithstanding anything to the contrary contained herein, prior to a valid termination of this Agreement pursuant to Section 8.1, the Company shall be entitled to obtain an injunction, specific performance and other equitable relief to enforce Parent’s and Merger Sub’s obligations to consummate the Merger and the other transactions contemplated hereby, only in the event that each of the following conditions has been satisfied: (i) the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied at the Closing) have been satisfied at the time the Closing would have occurred and remain satisfied, (ii) the Debt Financing or Alternative Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Debt Financing (or Alternative Debt Financing) and the Equity Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to consummate the Merger if the Debt Financing or Alternative Debt Financing has not been funded (or will not be funded at the Closing). In no event shall the Company be entitled to seek the remedy of specific performance to cause the consummation of the Merger other than solely under the specific circumstances and as specifically set forth in this Section 9.8(c)(iii). For the avoidance of doubt, in no event shall the Company (as opposed to Parent) be entitled to seek any remedy of specific performance or other equitable remedies against any Debt Financing Source in connection with the transactions contemplated hereby or the Debt Financing.

9.9           Governing Law. This Agreement is governed by and construed in accordance with the laws of the State of Delaware.

9.10         Consent to Jurisdiction.

(a)           General Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger, the Guaranty and the Equity Commitment Letter, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Guaranty, the Equity Commitment Letter or the transactions contemplated hereby or thereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement, the Guaranty, the Equity Commitment Letter or the transactions contemplated hereby or thereby will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Guaranty, the Equity Commitment Letter or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(b)           Jurisdiction for Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Debt Financing Sources arising out of, or relating to, the Merger, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable Debt Commitment Letter will be effective service of process against them for any such Legal Proceeding brought in any such court; to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed in accordance with the laws of the State of New York.

9.11         WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY HERETO MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE GUARANTY, THE EQUITY COMMITMENT LETTER, THE DEBT FINANCING OR THE EQUITY FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING FINANCING SOURCES). EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY HERETO WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12         Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.13         Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf,.tif,.gif,.jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a Contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.14         No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and Closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and Closing condition in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

IVANTI, INC.

By:	/s/ Jim Schaper
Name: Jim Schaper
Title: Executive Chairman & CEO

OAHU MERGER SUB, INC.

By:	/s/ Jim Schaper
Name: Jim Schaper
Title: CEO

[Signature Page to Agreement and Plan of Merger]

MOBILEIRON, INC.

By:	/s/ Simon Biddiscombe
Name: Simon Biddiscombe
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]